

13002803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Received SEC
JUL 29 2013
Washington, DC 20549

Strategic Global Investments, Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

8451 Miralani Drive, Suite D, San Diego, CA 92126 858-384-9628
(Address, including zip code, and telephone number, Including area code of issuer's principal executive office)

Andrew Fellner, 8451 Miralani Drive, Suite D, San Diego CA 92126 760-685-7171
(Name, address, including zip code, and telephone number, Including area code, of agent for service)

541667	59-2624130
(Primary standard Industrial Classification Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors: Andrew Fellner, Strategic Global Investments, Inc., 8451 Miralani Dr., Suite D, San Diego, CA 92126

(b) the issuer's officers: Andrew Fellner, Strategic Global Investments, Inc., 8451 Miralani Dr., Suite D, San Diego, CA 92126. Mr. Fellner is President, CFO, Treasurer and Secretary of the Issuer.

(c) the issuer's general partners: None

(d) record owners of 5 percent or more of any class of the issuer's equity securities: Andrew Fellner, Strategic Global Investments, Inc., 8451 Miralani Dr., Suite D, San Diego, CA 92126; James Toner, Strategic Global Investments, Inc., 8451 Miralani Dr., Suite D, San Diego, CA 92126

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities: See the information under (d) above

(f) promoters of the issuer: None

(g) affiliates of the issuer: None

(h) counsel to the issuer with respect to the proposed offering: Warren J. Archer, Morella & Associates, Inc., 706 Rochester Road, Pittsburgh, PA 15237

(i) each underwriter with respect to the proposed offering: None

(j) the underwriter's directors: Not Applicable

(k) the underwriter's officers: Not Applicable

(l) the underwriter's general partner's: Not Applicable

(m) counsel to the underwriter: Not Applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None are.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

Not Applicable.

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: California and Florida.

The securities to be offered in connection with this proposed offering shall be offered by the officer of the Company through his contacts and word of mouth. The Company is not using a selling agent or finder in connection with this offering.

Please refer to the section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) The Issuer made the following unregistered sales of shares of its Common Stock during the one year prior to the filing of this Form 1-A:

On September 26, 2012, the Company issued 1,000,000 shares of Common Stock to Gary Amaral in exchange for gross proceeds of $50,000. The shares were sold at a value of $0.05 per share and carry no additional warrants or other benefit.

On September 26, 2012, the Company issued 200,000 shares of Common Stock to Joseph Knapp in exchange for consulting services rendered. The shares were issued at an estimated value of $10,000 which is $.05 per share.

On September 28, 2012, McGregor & Associates, Inc. agreed to purchase 4,000,000 shares of Common Stock at a price of $.05 per share, payable in equal installments without interest over 16 months beginning on September 28, 2012, with shares being issued as payments are received.

On November 29, 2012, Andrew Fellner cancelled $107,000 of debt owed to him by the Company in exchange for shares of Class A Preferred Stock valued at $.05 per share.

On March 18, 2013, 5,000,000 shares were sold to Tuvozonline for substantially all of its assets, including computer equipment, office equipment, advertising material, client lists and Gateways to countries in Europe and Asia. The shares were valued at a price of $.04 per share for a total valued of $200,000, as determined by the Issuer's Board of Directors.

On March 18, 2013, the Issuer sold 2,000,000 shares to Whitehead Financial Group at a price of $0.04 per share or total proceeds of $80,000.

On April 2, 2013, the Issuer sold 250,000 shares to the Scott Family Trust at a price of $0.04 per share or total proceeds of $10,000.

On June 17, 2013, the Issuer sold 3,250,000 shares to David Greenberg at a price of $0.04 per share in consideration for cancellation of a note payable in the principal amount of $50,000 and additional proceeds of $80,000.

On July 8, 2013, the Issuer sold 5,000,000 shares to DGI LLC at a price of $0.04 per share or total proceeds of $200,000.

On July 9, 2013, the Issuer sold 5,000,000 shares to Park Avenue Consulting, LLC at a price of $0.04 per share or total proceeds of $200,000.

On July 9, 2013, the Issuer sold 12,000,000 shares to JDI, LLC at a price of $0.04 per share or total proceeds of $480,000.

On July 9, 2013, the Issuer sold 1,000,000 shares to Ronald Franklin and Lenke Angel at a price of $0.04 per share or total proceeds of $40,000.

On July 9, 2013, the Issuer sold 5,000,000 shares to Maximum Performance, LLC at a price of $0.04 per share or total proceeds of $200,000.

On July 18, 2013, the Issuer sold 5,000,000 shares to Whitehead Financial Group, LLC at a price of $0.04 per share or a total of $200,000.

(b) As to any unregistered securities of the issuers or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter, or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The securities sales described under paragraph 5 (a) which were made prior to March 18, 2013, were sold under Rules 504 or 506 of Regulation D to accredited investors known to the Company without any general solicitation, in the case of sales for cash, and under a plan adopted pursuant to Rule 701, in the case of sales made in exchange for consulting services. The securities sales described under paragraph 5 (a) which were made starting on March 18, 2013, were sold pursuant to an effective Offering Statement on Form 1-A.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The Issuer is currently making an offering of its shares at $0.04 per share pursuant to an effective Offering Statement on Form 1-A. If and when the current Offering Statement is approved, the Issuer will discontinue that offering.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no such arrangements.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

There are no such experts.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 265 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

The Issuer does not intend to do so.

OFFERING CIRCULAR

STRATEGIC GLOBAL INVESTMENTS, INC.

500,000,000 SHARES OF COMMON STOCK

MAXIMUM OFFERING: $5,000,000

Purchase Price: $0.01 per share

Strategic Global Investments, Inc., a Delaware corporation ("Strategic" the "Company" or "we"), hereby offers (the "offering") 500,000,000 shares (the "Shares") of its common stock, par value $0.001 per share, ("Common Stock") at a purchase price per share of $0.01, up to an aggregate purchase price of $5,000,000. The offering is being made on a "best efforts" basis. We will continue the offering until

Shares with an aggregate sales price of $5,000,000 have been sold or until March 15, 2014, whichever is earlier.

This Offering is being conducted on a "best-efforts" basis, which means that our CEO, Andrew Fellner, will use his commercially reasonable best efforts in an attempt to sell the Shares. Mr. Fellner will not receive any commission or any other remuneration for these sales. In offering the Shares on our behalf, Mr. Fellner will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Shares will be offered for sale at a price of $0.01 per Share. If all of the Shares are purchased, the gross proceeds to us will be $5,000,000. However, since the Offering is being conducted on a "best-efforts" basis, there is no minimum number of Shares that must be sold, meaning we will retain any proceeds from the sale of the Shares sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to a refund and could lose their entire investment.

Strategic is a development stage corporation engaged in proving our customers with various opportunities to use the internet to provide on demand information or advertising to targeted audiences. Proceeds of this offering will be used primarily to increase the marketing efforts of the company and to install more equipment for its live steaming based business and for other general corporate purposes. The mailing address of our offices is: 8451 Miralani Drive, Suite D, San Diego, California 92126, and our telephone number is: 858-384-9628.

We are a development stage company. Investing in our Common Stock involves a high degree of risk, including the risk that you could lose all of your investment. Please read "Risk Factors" beginning on page 10 of this Offering Circular about the risks you should consider before investing.

	Offering Price to the Public	**Commissions**	**Net Proceeds (25% of Units Sold)**	**Net Proceeds (50% of Units Sold)**	**Net Proceeds (75% of Units Sold)**	**Net Proceeds (100% of Units Sold)**
Per Unit	$0.01	N/A	$0.01	$0.01	$0.01	$0.01
Total (1)	$5,000,0000	N/A	$1,250,000	$2,500,000	$3,750,000	$5,000,000

(1) Before deducting expenses of the Offering, which are estimated to be approximately $15,000.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this offering circular.

The date of this Revised Offering Circular is July __, 2013.

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

FOR CALIFORNIA RESIDENTS ONLY: THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS OFFERING HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF THE SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25000, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

FOR FLORIDA RESIDENTS ONLY: THE SHARES REFERRED TO HEREIN WILL BE SOLD TO, AND ACQUIRED BY, THE HOLDER IN A TRANSACTION EXEMPT UNDER § 517.061 OF THE FLORIDA SECURITIES ACT. THE SHARES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA. IN ADDITION, ALL FLORIDA RESIDENTS SHALL HAVE THE PRIVILEGE OF VOIDING THE PURCHASE WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER, OR AN ESCROW AGENT OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Units.

You should carefully read the entire Offering Circular, especially concerning the risks associated with the investment in the Units discussed under the "Risk Factors" section.

Unless we state otherwise, the terms "we", "us", "our", "Company", "management", or similar terms collectively refer to Strategic Global Investments, Inc., a Delaware corporation.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

Our Business

General

Strategic Global Investments, Inc. is a development stage company that was formed on as American Consolidated Laboratories, Inc. in Delaware on July 22, 2008. Andrew Fellner acquired the controlling interest in the Company in May 10, 2010, and we changed our name to Strategic Global Investments, Inc. on May 18, 2010. Our executive offices are located at 8451 Miralani Drive, Suite D, San Diego, CA 92126, (858) 384-9628. We are engaged in proving our customers with various opportunities to use the internet to provide on demand information or advertising to targeted audiences. We have a limited operating history and have generated limited revenue.

Andrew Fellner, our sole Director and Officer, owns a majority of the shares of our Common Stock and all of the shares of our Class A Preferred Stock, which has super voting rights, thus giving him control over the management of the Company and its business both now and after this offering.

The Business Plan

We are a development stage company engaged in providing our customers with various opportunities to use the internet to provide on demand information or advertising to targeted audiences. We do this in three ways: we produce informational content videos for customers, we permit customers to use our studios to produce their own informational content videos and we provide a website where our subscribers can make available live, streaming video for their potential customers or others they wish to reach. We produce internet content, largely taped video shows, in our studios in San Diego, California and utilize our content management system ("CMS"). This content is then made available to the target audience directly through our internet website **WaZilloMedia**.com (the "Media Site") or through a link on our customer's website.

We also have the ability, through our **Wazillo**.com website (the "Streaming Site"), to show potential customers of our subscribers an online network of streaming video from webcams located at restaurants, bars, nightclubs and similar venues, which shows these potential customers what is happening in those venues on a real time basis.

Our Media Site

We are making use of these trends by offering our customers the opportunity to get information to their target audiences at the time that those audiences want to see or hear it. With conventional media, information providers or advertisers can only make information available to their target audiences when the media itself is available to those audiences, that is, when the newspaper or magazine is read or the radio is listened to or tv watched. This may or may not be a time when the audience is really interested in getting the information. With these media, the informational or advertising content will only randomly reach the target audience at the time the audience is interested in learning the information or thinking of buying any specific kind of good or service. The advantage of our services is that they make information or advertisements immediately available to anyone in the target audience who is interested enough in learning the information to go look for it. This is a much more efficient way to provide this information for both the information provider and the potential consumer of that information.

In developing our business, we have built what we believe to be a state-of-the-art studio in our offices in San Diego, California where we can produce information videos and live shows. This studio can be run by one person because of our use of robotics in the studio. In addition, we have developed proprietary software which we use to produce information videos, store them on our CMS and play them on the internet. We have also built and maintain our Media Site and our Streaming Site. Using a network of independent contractors, we are able to assist our customers in planning and writing the customer's information content, making the video itself at the studio in our officers or in a studio chosen by the customer, storing the video in our CMS and playing the video on demand through direct access to our Media Site or through a link from the customer's site. Access to the video may be limited to those with proper logins and passwords, if the customer desires. Depending on the requirements of the customer, it may use all or only some of our production services.

Our Streaming Site

Our Streaming Site provides venue operators with the ability to present their venue, such as restaurants, nightclubs, bars and similar places to potential customers at precisely the time when they are deciding where they will go to spend their time and money. By providing live video of multiple venues, our Streaming Site helps people in their decision-making process of where to go on a night out. People seek restaurants, nightclubs and bars with a specific atmosphere and crowd. They understand that because the atmosphere in venues is constantly changing on any given night, the information provided on the Streaming Site will, hopefully, help them avoid spending time and money in going to a venue where, they will realize upon arrival, they don't want to be. Thus, our Streaming Site helps the venue operators to attract the kinds of customers that they are targeting.

Also, our Streaming Site provides venue operators with a creative way to advertise specials of goods or services for, or events occurring on, that or future evenings. In addition, the venues will be able to directly email, tweet or text customers in their data base about specials, coupons, gift cards and events that customers can take advantage of by using the Streaming Site. This capability provides venue operators with an opportunity to narrowly target advertisements to people who are in the process of deciding where to spend their money that evening and to target specials to any needs or desires of the venue operator. Venues and their suppliers realize that traditional forms of advertising, such as print, mail and radio, are becoming increasingly expensive and obsolete because they do not provide real-time information. As a result, they are filtered out by the 21-40 year olds who have come to expect real-time information delivered digitally. Live streaming video provides venue owners with real-time visibility and advertising capabilities that are unavailable from any other advertising medium.

The Offering

Issuer	Strategic Global, Inc., a Delaware corporation.
Security Offered	Share of Common Stock, par value $0.001
Price per Share	$0.01
Minimum Offering	None.
Maximum Offering	$5,000,000 (500,000,000 Shares)
Minimum Investment	None
Offering Period	The Offering commenced on March 15, 2013 and will close upon the earlier of (1) the sale of Shares with an aggregate sales price of $5,000,000, or (2) March 15, 2014. The Offering may be terminated at our election at any time.
Voting Rights	Stockholders will have one vote per share for each Share owned by them in all matters, including the election of Directors, as provided in the Delaware Corporation law. However, Mr. Fellner, as a result of his ownership of shares of Common Stock and all of the shares of Class A Preferred Stock, will be able to control the outcome of any election of Directors or any other vote of the stockholders.
Dividends	We have never paid a dividend on the shares of our Common Stock and do not plan to do so in the foreseeable future.
Dilution	Purchasers of Shares of our Common Stock in this offering will suffer an immediate dilution of $0.0012 per share.
Use of Proceeds	The net proceeds of this offering will be used primarily to hire full-time sales people and to install equipment in various venues which want to use our Streaming Site. In addition, some of the proceeds will be used for other corporate purposes. Expenses of the Offering are estimated to be approximately $15,000.
Trading of our Shares	Shares of our Common Stock are thinly traded on the OTC Markets Group.

Exchange Act Disclosure	The Company is not required to provide disclosure pursuant to the Exchange Act.
Risk Factors	An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to qualify the offering for sale in California and Florida and in such other states as we may determine from time to time. We may also offer or sell Shares in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this offering in any jurisdiction that this offering is not registered. This offering is being conducted on a "best-efforts" basis, which means our CEO Mr. Fellner will attempt to sell the Shares to prospective investors without the use of an underwriter. We will not pay any commission or other remuneration to Mr. Fellner.

Summary Financial Information

Balance Sheet Data

March 31, 2013 (unaudited)	
ASSETS	
Current Assets:	
Cash and Cash Equivalents	$69,078
Accounts Receivable	5,805
Total Current Assets	74,883
PROPERTY AND EQUIPMENT, net	250,443
Other Assets:	
Intangible Assets-Net of Amortization	41,000
Land	200,000
Construction In Progress	256,006
Total Other Assets	497,006
TOTAL ASSETS	$822,332
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts Payable	$43,141
Notes Payable	102,188
Due to Related Party	250,000

Total Current Liabilities	395,329
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	
Preferred stock, $.001 par value;10,000,000 shares authorized 2,140,880 and -0- outstanding at March 31, 2013	2,141
Common stock, $.001 par value; 1,000,000,000 shares authorized 99,634,341 shares issued and outstanding at March 31, 2013	99,934
Subscribed Shares Receivable	(60,000)
Additional Paid in Capital	1,682,331
Accumulated Deficit	(1,297,403)
TOTAL STOCKHOLDERS' EQUITY	427,003
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$822,332

Corporate Information

We are a Delaware corporation. We have our offices at 8451 Miralani Drive, Suite D, San Diego, California 92126. Our telephone number is (858) 384-9628 and our email address is andy@wazillo.com.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider each of the following risks and all of the information set forth in this offering circular before deciding to invest in our common stock. If any of the following risks and uncertainties develops into an actual event, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, the price of our common stock could decline and you may lose all or part of your investment. In connection with the forward-looking cautionary statements that appear in this prospectus, you should also carefully review the cautionary statement referred to under "Cautionary Statement Concerning Forward Looking Statements."

Risks Related to the Issuer

We lack experience in creating and running a social media information business

We are in the early stages of developing our social media business. We have no experience in the developing or running such a business. While our President, Andrew Fellner, has some experience in the social media market, neither Mr. Fellner nor any other of our employees has ever developed or operated the kind of social media business on which we are focused.

We have not generated any operating income

We are in the relatively early stages of developing our social media business. While we have a small number of subscribers to its services, particularly its Media Site, we have not become profitable and there are not yet enough subscribers to or advertisers on our Sites to make us a viable operating company. It may be difficult, therefore, to evaluate our current or future prospects. Companies in the early stages of developing their business model present substantial business and financial risks, not all of which can be anticipated, and as a result, they may suffer significant operating losses.

There is doubt about our ability to continue as a going concern and we may need additional funding beyond this offering

We have incurred substantial losses in the last two years and are currently minimally capitalized. As a result, there is doubt as to our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The funds to be raised by this offering are to be used primarily to support the marketing of our social media information services to potential subscribers and advertisers, to install equipment in venues for subscribers to our Streaming Site, and for other corporate purposes. However, we have no way of knowing whether the amount of money which may be ultimately raised by this offering will be sufficient to expand our business so that it becomes a viable business. We have no present plans to raise additional capital after this offering is completed. However, if we determine after the completion of this offering that we need additional capital, there can be no assurance that we can raise the amount of capital then needed or predict the costs of doing so nor is there any assurance that profitable operations or sufficient cash flows will occur in the future.

We have only a small number of users of our websites at this time

We have no venues which are currently streaming video from their business to our bar and restaurant venue website. Those venues which are listed on our Streaming Site are solely venues with which we have had a relationship in the past, including approximately 11 which have streamed video at some point. We have left the names of these venues on our Site as a form of free advertising for those venues in the hopes that they will be willing to stream video with us when we can maintain our Site to again support streaming. Although some of these venues have indicated an interest in streaming video to our Streaming Site if we had the funds to maintain the site, there can be no guarantee as to how many, if any of them would actually do so. We have only two users of our Media Site. These numbers are not adequate to make either of those business activities profitable. We estimate that we need some approximately 500 venues to make our Streaming Site viable. We need a significant increase in the number of customers using our Media Site in order for that Site to become profitable. There can be no assurance that we can obtain the necessary number of subscribers and amount of advertising for the Streaming Site or Media Site use for either of them to become profitable.

Our stockholders will be largely dependent on a single business

For the immediately foreseeable future, our stockholders will be largely dependent for a return on their investment upon the performance of our business of helping customers use the internet to provide target audiences with information and advertising, and investors in our company should look to the development and growth of that business for any return on their investment in our company.

We do not control the content of the information that the users of our services provide

Our customers provide the content which is in the audio and video presentations that are distributed through our Sites. Likewise, subscribers to our Streaming Site will largely control the content of information which they make available to the public through the site. There is a risk that a customer will include content in a presentation which appears on our Sites which is inappropriate or is offensive to others. This could result in legal action against us, even though we would not be responsible for the offensive content.

We will need to increase our website capacity from time to time

Although we believe that we have sufficient website capacity to handle the immediately foreseeable need for expansion of our information content storage and presentation capacity, if we grow significantly, we will need to keep investing in additional equipment and website broadcast capacity. This could become a considerable drain on our cash flow and adversely affect our financial results.

We face competition from many sources

Our business success will be dependent on attracting customers, subscribers, and advertisers to our websites. Currently, there are a variety of companies where the businesses to which we are marketing our services can obtain video content or spend their advertising money, including video production companies, newspapers, magazines, local entertainment publications, radio, television, and social media. These other media produces, websites or advertising media have much larger subscriber and advertising bases than we do, have been in existence far longer than we have and often have much greater financial resources than we do. In order to be successful, we will need to convince potential customers, subscribers and advertisers that using our Sites is more cost effect than the other advertising options available to them. There can be no assurance that our target customers will choose our Sites over the other video content and advertising media options available to them.

If we are successful, we will attract imitators

There are already some companies using the internet for providing information, advertising or video content to target audiences. To the extent that we are successful with our Sites, we will likely attract imitators who may well have greater financial resources than we do and who, if successful, will have the effect of limiting our ultimate growth.

Our success depends upon us hiring an adequate number of salespeople

For us to grow our business, we will need to considerably expand our sales force in the cities where we currently operate and add salespeople in cities into which we wish to extend our business. There can be no assurance that we can find sufficient salespeople to work for us or that we can economically offer a compensation package that will be attractive to the potential salespeople we wish to hire. If we are unable to find adequate salespeople generally or in the cities into which we wish to expand, that will materially limit our growth rate and our ultimate financial worth.

We are reliant on key individuals

We currently rely on the services of two individuals: Andrew Fellner and Charles Bastyr, neither of whom has entered into an employment agreement with us. Further, there can be no assurance that either of them will continue to be employed by us for any specific period of time. The departure of either of these key people may negatively affect our business unless suitable replacements can be found in a timely fashion. We have not purchased key man life insurance for either of these people.

The demand for information content programs cannot be determined

While we believe that there is considerable potential demand for information content programs, from both people who want to make available such programs and from those who will want to see them, there is no way to estimate the amount of demand from either group or to estimate the potential revenue that we can realize in any given time period from such presentations. Likewise, we cannot estimate how quickly or efficiency demand for such presentations can be made to produce any particular level of revenue or income for us.

We have no experience in managing expanding usage of our websites

In order for us to be financially successful and for the investors in this offering to realize a return on their investment, we will have to significantly expand the usage of our two websites. However, we have no experience with managing growing local or regional, let alone national, productions or presentations or a network of webcams at a growing number of bars, restaurants and night clubs. There is a significant possibility that managing the growth of our Sites will be more expensive and labor intensive than we currently anticipate. Any inability on our part to smoothly increase the number of presentations we produce, stream and store or to add more entertainment venues and advertisers and any technical problems with either that cause an interruption in service may well result in a loss of revenue from video content customers or visitors to our website and a related decline in income.

Our websites are potentially subject to unknown regulations

From time to time, bills which attempt to regulate various aspects of the internet are introduced in Congress and various state legislatures. We expect that such bills will continue to be introduced from time to time. However, we have no way to predict whether any law relating to the internet which may ultimately enacted in the future will have an adverse impact on our operations or business plan.

Future developments in social media cannot be predicted

The history of the development of the use of the internet in the United States has been one of rapid development and change. We have no way of predicting how the use of the internet generally or for delivery of information of various kinds may develop in the United States or whether or how any such developments may affect our operations or business plan.

Our websites are subject to operational risks such as equipment failure

Equipment failure, software problems or other operational failures or problems, including hacking attacks, could adversely affect our operations and our financial condition.

Governmental regulation may adversely affect our profitability

There may be changes in federal, state or local governmental regulations or policies, in particular in relation to taxation, which could have a material adverse effect on our activities and financial success.

Our revenues and operating results may fluctuate.

Our revenues and operating results may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which are not within our control. Thus, revenues and operating results for any future period are not predictable with any significant degree of certainty. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

Fluctuations in our operating results and financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this "Risk Factors" section:

- the degree of market acceptance of our services;
- development of new competitive services by others;
- our response to price competition;
- delays between our expenditures to develop and market new services and the generation of sales from those services;
- changes in the amount we spend to promote our services;
- general economic and industry conditions that affect the willingness of businesses to advertise; and
- changes in accounting rules and tax laws.

Due to the foregoing factors, you should not rely on quarter-to-quarter or year-to-year comparisons of our operating results as an indicator of future performance.

We may not be able to generate operating profits.

Since our inception, we have not generated operating profits. In the event that we are unable to execute on our business plan, we may be unable to generate profits in the future.

If the market does not develop as we expect, our revenues may stagnate or decline.

The marketplace for video content and advertising is dominated by conventional media, including video producers, newspapers, magazines, radio, tv, direct mailing, and advertising on the internet. If our approach to providing video and information content and advertising does not gain market acceptance as an alternative for conventional sources for video content and advertising, or if the marketplace adopts an alternative to our approach to using the internet, we may not be able to increase or sustain the level of sales of our services, and our results of operations would be adversely affected as a result.

One of our principal stockholders will be able to exert substantial influence.

Andrew Fellner, our sole Director and President, Treasurer and Secretary, owns approximately 50.1 million shares of Common Stock, as well as owning 2,140,000 shares of super-voting preferred stock, which will have a total of 321,000,000 votes. Therefore, after this offering, Mr. Fellner will have control over the election of our Board of Directors and the direction of our affairs. As a result, he can control the outcome of any corporate matter submitted to our stockholders for approval, including the election of directors and any transaction that might cause a change in control, such as a merger or acquisition. Any stockholders in favor of a matter that is opposed by Mr. Fellner could not obtain sufficient votes to overrule the votes of Mr. Fellner. See "Principal Stockholders."

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

We depend on our information technology, or "IT," systems as the basis of our business and to manage numerous aspects of our business and provide analytical information to management. Our IT systems allow us to efficiently purchase products from our suppliers, provide procurement and logistic services, maintain cost-effective operations and provide superior service to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunication services, operator negligence, loss of data, security breaches and computer viruses. Any such disruption could adversely affect our results of operations.

We may not have adequate insurance for potential liabilities.

In the ordinary course of business, we may be subject to various claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations. We maintain insurance to cover our potential exposure for most claims and losses. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be cancelled or otherwise terminated by the insurer. Furthermore, we face the following additional risks under our insurance coverage:

- we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all;
- we may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination or terrorist attacks, and that exceed any amounts what we may have reserved for such liabilities;
- the amount of any liabilities that we may face may exceed our policy limits and any amounts we may have reserved for such liabilities; and

- we may incur losses resulting from interruption of our business that may not be fully covered under our insurance policies.

Even a partially uninsured claim of significant size, if successful, could materially adversely affect our business, financial condition, results of operations and liquidity. However, even if we successfully defend ourselves against any such claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could adversely affect our results of operations.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

The shares of our Common Stock are thinly traded and subject to the Penny Stock Rules

Shares of our Common Stock are thinly traded on the OTC Market Group (Pink), which may well make it difficult for a purchaser of them to sell all or a part of them when the purchaser wishes, or, if they can be sold, to get what the purchaser may consider to be an adequate price for them. At a minimum the lack of trading volume in the shares of our Common Stock significantly limits their liquidity. Similarly, the shares of our Common Stock are trading at prices which make them subject to the SEC's "Penny Stock Rules" which may also limit the liquidity of the Shares or adversely affect the price at which they can be sold or both. See "Description of Securities" below.

We cannot assure you that the market for our common stock will become more active or that the market price of shares of our common stock will not decline following this offering.

In addition, we cannot predict the prices at which our Common Stock will trade. The offering price for the Shares being sold in this offering has been determined by us based largely on our perception of the amount of money which we need to raise at this time to grow our company. We cannot assure you that the offering price per share will bear any relationship to the market price at which our Common Stock may trade after our initial public offering.

We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses to which we will put the net proceeds from this offering. Our management will have broad discretion in the application of the net proceeds, and we may use these proceeds in ways with which you may disagree or for purposes other than those contemplated at the time of the offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The market price of our common stock may fluctuate significantly.

The market price and liquidity of the market for shares of our Common Stock that will prevail in the market after this offering may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

- significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;
- the mix of services that we provide during any period;
- delays between our expenditures to develop and market our services and the generation of sales from those marketing efforts;
- changes in the amount that we spend to develop new services or businesses;
- changes in our expenditures to promote our services;
- announcements of acquisitions by us or one of our competitors;
- the general tendency towards volatility in the market prices of shares of companies that rely on technology and innovation;
- changes in regulatory policies or tax guidelines;
- changes or perceived changes in earnings or variations in operating results;
- any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts; and
- general economic trends and other external factors.

Investors in this offering will experience immediate dilution upon the closing of the offering.

If you purchase Shares of our Common Stock in this offering, you will experience immediate dilution of $0.024 per Share because the price that you pay will be greater than the pro forma net asset value per Share of the Common Stock you acquire. You will experience additional dilution if we later issue additional shares of our Common Stock at a price below the offering price. For more information, see "Dilution."

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our shares, the price of our shares could decline.

The trading market for our shares will rely in part on the research and reports that equity research analysts publish about us and our business. We do not have control over these analysts, and we do not have commitments from them to write research reports about us. The price of our shares could decline if one or more equity research analysts downgrades our shares, issues other unfavorable commentary, or ceases publishing reports about us or our business.

Future sales of our shares could reduce the market price of our shares.

The price of our shares could decline if there are substantial sales of our common stock, particularly by our director, his affiliates or our executive officer, or when there is a large number of shares of our common stock available for sale. The perception in the public market that our stockholders might sell our shares could also depress the market price of our shares. If this occurs or continues it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Raising additional capital by issuing securities may cause dilution to our stockholders.

We may need or desire to raise substantial additional capital in the future. Our future capital requirements will depend on many factors, including, among others:

- Our degree of success in capturing a larger portion of the media services and advertising market;
- The costs of establishing or acquiring sales, marketing, and distribution capabilities for our services;
- The extent to which we acquire or invest in businesses, products, or technologies and other strategic relationships; and
- The costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing stockholders, and the holders of those newly-issued equity or convertible debt securities may have rights, preferences, or privileges senior to those possessed by our then-existing stockholders. Additionally, future sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. Therefore, if our share price does not appreciate, our investors may not gain and could potentially lose on their investment in our shares.

We have never declared or paid cash dividends on our common stock, nor do we anticipate paying any cash dividends on our share capital, after this offering and in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our shares will be investors' sole source of gain for the foreseeable future.

Provisions in our charter documents or Delaware law may inhibit a takeover, which could adversely affect the value of our common stock.

Our certificate of incorporation and bylaws will contain, and Delaware corporate law contains, provisions that could delay or prevent a change of control or changes in our management. These provisions will apply even if some of our stockholders consider the offer to be beneficial or favorable. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. See "Description of Capital Stock."

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the Shares of Common Stock to be sold in this offering will exceed the net tangible book value per share of Common Stock after this offering. If you invest in our Common Stock, your Shares will be diluted to the extent of the difference between the offering price per share of the Shares of our Common Stock and the pro forma net tangible book value per share of our Common Stock after this offering.

Our pro forma net tangible book value as of September 30, 2012 was $205,261 or $0.0025 per share of our Common Stock. We calculate net tangible book value per share by calculating our total tangible assets less liabilities, and dividing it by the number of outstanding shares of our Common Stock.

After giving effect to the sale of 500,000,000 Shares of our Common Stock in this offering at a public offering price of $0.01 per share, and after deducting estimated offering expenses of $15,000 payable by us, our net tangible book value, which we refer to as our pro forma net tangible book value, as of September 30, 2012 would have been approximately $5,152,000, or $0.009 per share of our Common Stock.

This amount represents an immediate increase in our pro forma net tangible book value of $0.006 per share to our existing stockholders, and an immediate dilution in our pro forma net tangible book value of $0.004 per Share to new investors purchasing Shares of our Common Stock at the offering price. We calculate dilution per share to new investors by subtracting the pro forma net tangible book value per share from the offering price paid by the new investor. The following table illustrates the dilution to new investors on a per Share basis:

Offering price		$0.01
Net tangible book value per share as of	$0.0043	
Increase per share attributable to new investors	$0.0048	
Pro forma net tangible book value per share after this offering		$.0091
Dilution per share to new investors		$0.0009

The table below sets forth, as of March 31, 2013 the number of shares of our Common Stock issued, the total consideration paid and the average price per share paid by our existing stockholders and our new investors in this offering, after giving effect to the issuance of 500,000,000 Shares of Common Stock in this offering at the offering price of $0.01 per Share, before deducting our estimated offering expenses of $15,000.

	Shares Purchased		**Total Consideration**		**Average Price**
	Number	**Percent**	**Amount**	**Percent**	**Per Share**
			(in millions)		
Existing stockholders	99,634,341	40.00%	$1,722,265	19.80%	$0.017
New investors	500,000,000	60.00%	5,000,000	80.02%	$0.010
Total	599,634,341	100%	$6,722,265	100%	$0.0112

PLAN OF DISTRIBUTION

The Shares to be offered in connection with this Offering shall be offered by the President of the Company through his contacts and word of mouth. The Company is not using a selling agent or finder in connection with this offering.

In order to subscribe to purchase the Shares, a prospective Investor must complete, sign and deliver a Subscription Agreement to the Company and wire funds for its subscription amount in accordance with the instructions included in the Subscription Agreement which accompanies this Offering Statement.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Shares.

State Qualification and Suitability Standards

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Shares in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Shares involves substantial risks and possible loss by Investors of their entire investment. See "Risk Factors."

These Shares have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the Offering only in California and Florida and with such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Shares in other states in reliance on exemptions from registration requirements of the laws of those states.

Some of our offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling our Shares to others. If so, they will have to comply with the regulations of the SEC and FINRA relating to underwriters.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 500,000,000 Shares of our Common Stock in this offering at an offering price of $0.01 per share will be approximately $4,985,000 after deducting our estimated offering expenses of approximately $15,000, excluding commission, if any, paid to underwriters.

We intend to use the net proceeds of this offering primarily to increase our sales force and to install our webcam equipment in venues which wish to be part of our Streaming Site. We will also use a portion of the net proceeds to repay some of our debts to trade creditors.

In the event that any net proceeds are not immediately applied, we may temporarily hold them as cash, deposit them in banks or invest them in cash equivalents or securities.

DIVIDEND POLICY

We do not anticipate that we will declare or pay regular dividends on our common stock in the foreseeable future, as we generally intend to invest any future earnings in the development and growth of our business. Future dividends, if any, will be at the discretion of our Board of Directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and conditions, legal requirements, any contractual obligations or limitations, and other factors that our Board of Directors deems relevant.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

We are including the following discussion to inform you of some of the risks and uncertainties that can affect us.

This offering circular contains various statements, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, that are forward looking statements. The forward looking statements may include projections and estimates concerning the timing and success of specific projects and our future revenue, income and capital spending. Our forward looking statements are generally accompanied by words such as "may," "will," "expect," "intend," "estimate," "project," "predict," "believe," "expect," "anticipate," "potential," "plan," "goal" or other words that convey the uncertainty of future events or outcomes. The forward looking statements in this offering circular speak only as of the date of this offering circular; we disclaim any obligation to update these statements (unless required by securities laws), and we caution you not to unduly rely on them. We have based these forward looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties include, but are not limited to, the following:

- our strategy, including the expansion and growth of our operations;
- the impact of loss of key management;
- sufficiency of funds for required capital expenditures, working capital, and debt service;
- the adequacy of sources of liquidity;
- liabilities under laws and regulations protecting the environment;
- the impact of governmental laws and regulations;
- operating hazards, war, terrorism and cancellation or unavailability of insurance coverage; and
- the effect of litigation and contingencies.

These and other important factors, including those discussed under "Risk Factors" included elsewhere in this offering circular, may cause our actual results of operations to differ materially from any future results of operations expressed or implied by the forward looking statements contained in this offering circular. Before making a decision to purchase our common stock, you should carefully consider all of the factors identified in this offering circular that could cause actual results to differ from these forward looking statements.

You should rely only on the information contained or incorporated by reference in this offering circular. We have not authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this offering circular is accurate only as of the date on the front cover of this offering circular, regardless of the time of delivery of this offering circular or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

BUSINESS

Our Company

We are a development stage company engaged in providing our customers with various opportunities to use the internet to provide on demand information or advertising to targeted audiences. We do this in three ways: we produce informational content videos for customers, we permit customers use our studios to produce their own informational content videos and we provide a website where our subscribers can make available live, streaming video for their potential customers or others they wish to reach. We produce internet content, largely taped video shows, in our studios in San Diego, California and store it on our continuous management system ("CMS"). This content is then made available to the target audience directly through our internet website **WaZilloMedia**.com (the "Media Site") or through a link on our customer's website.

We also have the ability, through our **Wazillo**.com website (the "Streaming Site"), to show potential customers of our subscribers an online network of streaming video from webcams located at restaurants, bars, nightclubs and similar venues, which shows these potential customer what is happening in those venues on a real time basis.

History

We were originally incorporated as American Consolidated Laboratories, Inc. in Delaware on July 22, 2008. Andrew Fellner acquired the controlling interest in the Company in May 10, 2010, and we changed our name to Strategic Global Investments, Inc. on May 18, 2010.

On June 1, 2010, the Company issued 55,000,000 shares of its common stock, par value $0.001 per share ("Common Stock"), to effect the acquisition of 99% of the issued and outstanding equity shares of Punta Perfecta S.A. de C.V, a Mexican corporation ("Punta") which owns land in Baja, Mexico that had an appraised value of approximately $5,000,000. This land is described under "Business—Our Business—Real Estate" below.

On January 1, 2011, the Company acquired Wazzuu, Inc., a then newly formed corporation which owned certain intellectual property, including a social media networking website. The cost of the acquisition was $10,500 in cash and 300,000 shares of Common Stock, valued at $12,000. The Company subsequently stopped using the Wazzuu.com web site and started a new website called WaZillo.com.

On February 21, 2011, the Company purchased certain intangible assets, including several well followed websites in the North Central US, of 3D Live, Inc., a Minnesota corporation, for 750,000 shares of Common Stock valued at $37,500.

Our Business

We believe that it is all but a common place to say that the internet has significantly changed the way in which people get information of various kinds, and thus it has increasingly replaced conventional media such as newspapers, magazines, radio, and tv as the most cost effective way to make information available to target audiences. Further, as people have become more and more used to using the internet to get various kinds of information, whether on timely topics that interests them or about goods and services, they have also become used to getting to that information on demand whenever it is convenient for them. This is particularly true of people under 30 years old, who have grown up using the internet extensively. Also, the availability of the internet through smartphones, tablets and similar small easily portable devices and the increasing number of public wi-fi connections only encourages people to expect to be able to access information about topics that interest them or about goods and services on the internet no matter whenever they want and wherever they are.

Our Media Site

We are making use of these trends by offering our customers and subscribers the opportunity to get information to their target audiences at the time that those audiences want to see or hear it. With conventional media, information providers or advertisers can only make information available to their target audiences when the media itself is available to those audiences, that is, when the newspaper or magazine is read or the radio is listened to or tv watched. This may or may not be a time when the audience is really interested in getting the information. With these media, the informational or advertising content will only randomly reach the target audience at the time the audience is interested in learning the information or thinking of buying any specific kind of good or service. The advantage of our services is that they make information or advertisements immediately available to anyone in the target audience who is interested enough in learning the information to go look for it. This is a much more efficient way to provide this information for both the information provider and the potential consumer of that information.

In developing our business, we have built what we believe to be a state-of-the-art studio in our offices in San Diego, California where we can produce information videos and live shows. This studio can be run by one person because of our use of robotics in the studio. In addition, we have developed proprietary software which we use to produce information videos, store them on our CMS and play them on the internet. We have also built and maintain our Media Site and our Streaming Site. Using a network of independent contractors, we are able to assist our customers in planning and writing the customer's information content, making the video itself at the studio in our officers or in a studio chosen by the customer, storing the video in our CMS and playing the video on demand through direct access to our Media Site or through a link from the customer's site. Access to the video may be limited to those with proper logins and passwords, if the customer desires. Depending on the requirements of the customer, it may use all or only some of our production services.

The Media Site works in this way. The Site streams live (or pre-recorded) video content originating from our studios in San Diego, or any other location worldwide, to people who access the Site, while simultaneously recording (archiving) the video on the website server. As an alternative to viewing the live broadcasts, the archived videos (the videos you see on the website) can be viewed on-demand by website visitors. Pre-recorded videos can also be uploaded (versus live streaming) to our Site server for play-on-demand viewing. Although currently no customer is making use of this feature, access to live or pre-recorded video on the Site can be login and password protected, so it can only be viewed by persons authorized to do so by the customer.

The video content on the Site is grouped into channels. The videos in each channel pertain to a specific subject. For examples, all the videos in the Business Channel cover a variety of subjects pertaining to business.

The Site is automated in the sense that it will only accept live video streams from customers when specific recurring shows are scheduled to air. Those shows appear on the show schedule page.

The video broadcast server in our San Diego studio is time-synced with our Media Site hosting server, thereby allowing scheduled shows to air seamlessly. The Site server can air multiple live shows concurrently.

Currently, we are having most success in producing information videos for customers who are trying to deliver information to a specific audience. We can offer businesses of all sizes and in any industry an affordable way to produce and distribute information such as training, promotional and sales presentations. We believe that these presentations can be produced by us on a much more economical basis than in traditional video studios because it can be run by one person and because we don't have the cost of full-time production people. Further, because the video presentation is archived on our CMS, the target audience can view it whenever it is convenient to the individual members of that audience.

For example, we have made training videos for a customer, which we store on our CMS. These training videos are available to the customer's employees 24/7, so they can be watched when it is convenient to the employee, which may or may not be during normal work hours. For the customer, this is much more efficient than bring all of the employees together to watch the video or even to schedule them in groups to watch it. This approach would be particularly useful to an employer which has multiple small offices which are spread out over a large geographic area.

Similarly, we have made information videos for a customer which wanted to provide information about job availability to people who might be interested. The customer needed to make the information available to the interested persons when those people were in a position to look at the video, which may or may not be during normal working hours. It would clearly be impractical to get all of the potentially interested people together all in one room at one time.

Our Media Site has also been used by customers to make video presentations in a format which we call "Talk-TV". This approach permits the customer to make an informational video which can be accessed through our Media Site 24/7, thus allowing interested persons to view the video at their convenience and not just when it is available in a print or over-the-air media format.

Although our Media Site currently has only approximately two "Talk-TV" contributors to its presentations, we believe that the Site has demonstrated that there is a market for presenters and advertisers who wish to produce and broadcast presentations about their products, services, and ideas in this format. We believe that when we have sufficient funding to allow us to market this service more widely, there will be increased interest in the concept and the site from advertisers who wish to make presentations for targeted audiences and from viewers who wish to see the information presented in the shows.

On this Site, we earn revenue by producing video content for customers and by licensing its use to our customers and by charging customers to stream and store content prepared by them. Our media website provides the video streaming and archiving technology that supports those endeavors.

Our Streaming Site

Our Streaming Site provides venue operators with the ability to present their venue, such as restaurants, nightclubs, bars and similar places to potential customers at precisely the time when they are deciding where they will go to spend their time and money. By providing live video of multiple venues, our Streaming Site helps people in their decision-making process of where to go on a night out. People seek restaurants, nightclubs and bars with a specific atmosphere and crowd. They understand that because the atmosphere in venues is constantly changing on any given night, the information provided on the Streaming Site will, hopefully, help them avoid spending time and money in going to a venue where, they will realize upon arrival, they don't want to be. Thus, our Streaming Site helps the venue operators to attract the kinds of customers that they are targeting.

Also, our Streaming Site provides venue operators with a creative way to advertise specials of goods or services for, or events occurring on, that or future evenings. In addition, the venues will be able to directly email, tweet or text customers in their data base about specials, coupons, gift cards and events that customers can take advantage of by using the Streaming Site. This capability provides venue operators with an opportunity to narrowly target advertisements to people who are in the process of deciding where to spend their money that evening and to target specials to any needs or desires of the venue operator. Venues and their suppliers realize that traditional forms of advertising, such as print, mail and radio, are becoming increasingly expensive and obsolete because they do not provide real-time information. As a result, they are filtered out by the 21-40 year olds who have come to expect real-time information delivered digitally. Live streaming video provides venue owners with real-time visibility and advertising capabilities that are unavailable from any other advertising medium.

In order to encourage visitors to the Streaming Site to return often, thereby increasing traffic to the Site and its desirability as an advertising site, we seek to provide visitors to the Site with constantly changing information in an interactive, informative and engaging manner.

Finally, we believe that the Streaming Site website will provide opportunities to obtain advertising, sponsorships and promotions from third parties who are attracted to the demographics of the visitors to the Site. These third party advertisers are selling products and services that are likely to be attractive to the visitors to the Site, including offering coupons which can be used at venues of the kind which the Site displays.

At one point, our Streaming Site had five user venues in one city, as well as a similar number in a total of five other cites, all of which we are used to demonstrate the viability of this business model. We believe that we have demonstrated that our technology works and that venues found the concept attractive. Thus, we believe that once we obtain sufficient additional financing to permit us to increase our sales force and install our equipment in more venues, we will be able to significantly increase the number of venues that are users of our Streaming Site.

This Site will generate revenue from advertising by liquor, beer and wine companies, and their distribution and marketing partners (collectively "Suppliers") who will sponsor venue cameras in exchange for a variety of brand awareness and discount coupon programs (promoting the Suppliers' brands) that users can download to their smartphones or obtain on Supplier designated websites. As noted above, the key to obtaining these advertisers is to significantly increase the number of venues using our Streaming Site.

Real Estate

The Company owns approximately 10 acres of land in the Los Cabos area of Baja, Mexico and has a contract to purchase an additional approximately 48 acres of land in La Paz, Mexico. Although we had intended to develop this land as luxury vacation homes, we are not currently pursuing that business. In the future we may sell the land or pursue a development project, but there can be no assurance when, if ever, either of these possibilities will be implemented.

Our Challenge

We have experienced significant losses in each of the past two years. We believe these losses in the past two years in large part due to two things: investment in the development of our proprietary technologies and operating systems and investment in our infrastructure so as to use our technology.

Our investment in the development of our proprietary technologies and operating systems involved the following:

a. Developing our Venue Site's live video streaming technology that gives us the capability to install a camera in a venue and have it automatically make connection with our Venue Site server and push the video stream to our Site without having to log into the venues router or make any changes to the venue's own intranet system.

b. Development of our Media Site that can simultaneously stream multiple live or prerecorded high definition video shows and archive those shows for view on-demand.

c. Development of our multi-camera robotically controlled high definition video studio technologies.

Our infrastructure expenses were related to construction of our studio in our San Diego offices and the purchase of equipment for outfitting our studio.

In addition, we incurred operating expenses associated with the operation of our video studios and significant legal, accounting/audit and reporting expenses.

We believe that in order to grow our company and make it profitable, we need to hire a staff of full-time sales people and to place our webcams in a significantly number of new venues. We plan to use the proceeds of this offering primarily to accomplish those goals.

Our experience with finding customers for our Media Site shows that potential customers often find the concept of our Media Site services interesting. However, because we lack a staff of sales people to sell those services, we have not been able to reach many potential customers. We have tried using commission sales people, but it is clear that commission sales will not work for our business in our current situation. We believe that if we had a dedicated sales force of our own, we would be able to educate potential customers about the cost effectiveness of our services. Our hope is to have a full time sales force of at least 5 sales people by December 31, 2013. This sales force would sell the services of both our Media Site and our Streaming Site. Because of the number of variables in realizing revenue from customers of this Site, we cannot estimate how many customers we need for the Site to become profitable. However, it is clear that we need significantly more customers than we currently have.

In addition, we believe that for our Streaming Site to become viable, it needs to have at least 500 venues using our Site. We believe that with approximately 500 venues using the Site, we will be able to begin charging the venues for using the Site. In order to get the needed Site users, we need not only more sales people to contact venues, but we need the funds necessary to install our equipment at the venue, maintain it and maintain our Site itself. The cost of installations of our equipment is between $500 and $800 per venue.

Further, we have revised our business strategy, as described immediately below, to focus on sales to potential customers who are likely to need more of our services and thus will generate larger revenues than some of the potential customers we have focused on previously.

Our Business Strategy

The principle elements of our business strategy include:

- **Shift Our Target Customer To Companies That Need Video Content Production and Delivery Services.** We have shifted our target customer away from small, professional service companies and entrepreneurs, who utilized our services to build their market credibility and attract new clients, to companies of all sizes that already understand the value of, and have a greater need for, video content and have the staffing and financial resources to make full use of our services. In the old business model the customer created the show content and acted as the host on their show. In the new model we do everything from creating the content (sometimes based upon written content on the customer's website) to providing the on-air talent (experienced local San Diego TV media talent) that appears in the videos. With our new business model we are targeting companies that already have their marketing strategy and the resources in place to support an online and mobile video strategy. We now provide a complete solution for our clients: develop the content, provide the on-air talent, produce the videos, and stream the videos on the customer's website from our servers.

- **Expand Customer Pool.** We are attempting to expand our customer based beyond companies in the San Diego area by permitting customers to create video content to be shown on our channel from anywhere in the world. This content can be produced by the customer itself, we can produce the content at the direction of the customer, but without its physical presence in San Diego, or the customer can use content previously prepared by us, which meets the customer's needs.

- **Provide Customers With A Complete Video Solution.** We aim to provide our customers with the ability to create video content without having to use any other service providers, by providing them with creative content planning, drafting the content, providing on-air talent and hosting, streaming and storing the content. Customers can use as many of our services or as few of them as they desire. We believe this integrated approach to video content services will be attractive to customers because of its convenience.

- **Producing Our Own Content.** We are producing our own education video content, which we will license to companies for their websites (streamed from our servers) behind their employee log-in. The first group of videos pertains to health care, wellness, fitness and related subjects. The target customers are: (a) companies (100+ employees) that have a vested interest in keeping their employees healthy, and b) insurance companies who have a vested interest in health awareness and preventative health care for their members.

• **Establish Our Own Sales Force.** We provide a new approach to providing information and advertising to target audiences. In order to explain our services and be successful, sales of our services need to be made on a customer by customer and person to person basis. We need to create a sales force which is focused on contacting the decision making people at potential customers.

• **Increase the Placement Our Webcams In Venues.** We believe that the more venues from a given city that have streaming video on our Streaming Site, the more likely it is that potential customers of those venues will visit our site, which will increase our potential for selling advertising on our Site. The venues are generally not willing to invest in installing our equipment in their venue, although they will pay a subscription fee for using our services. Thus the key to the success of our Streaming Site is to install our equipment in significantly more venues. This will require us to have a sales force to convince the venues of the value of permitting us to install the equipment on their premises and to have the funds necessary to pay for the installation of our equipment in those venues.

Our Competitive Strengths

We believe that our competitive strengths include:

• **Our Services are Cost Competitive.** We believe that our state-of-the-art studio allows us to produce information videos more efficiently than our much larger competitors. Our use of independent contractors on an "as needed" basis to do the work of producing our information videos helps us keep our production costs low. We believe that we can provide complete video services at least as cheaply as our competitors because of our lean staffing and integrated services approach.

• **Our CMS System Capabilities.** We think we are virtually the only video production business that can archive a large number of video and audio content shows and corporate videos for a long period of time with the capability of easy access to play them 24/7 from anywhere in the world. Most production studios focus just on the production of video or audio content presentations. We have added to our ability to produce these presentations, the internet based capacity to stream those presentations 24/7 to the target audience. Thus, the presentations can be seen by many people at the convenience of each person. Also, each presentation can be shown to target audiences over and over for extended periods of time without the need for scheduling specific meetings with the audiences or the need for physically bringing the presentation to the audience, as with a training video. We think this approach to video presentations will have considerable appeal to businesses.

• **We Provide One-Stop Shopping for Information Presentations.** Our customers only need a concept of what they want the information presentation to consist of. We will work with them to write a script for the presentation. Then we will create graphics and sounds for the presentation and provide the announcers and other actors for the presentation. Finally, we will archive the presentation on our CMS system and make it available through our Media Site to the general public or a targeted audience that must have logins and passwords. The presentation can also be accessed through a link in our customer's website. This approach allows businesses to have professional looking presentations without the business having to devote a lot of time to making it.

• **Our Services Are In Tune With Current Trends In The Way People Get Information.** For some time now, people increasingly have been getting their information using the internet. This trend has accelerated with the growth of smartphones and 3G/4G devices and the growing availability of wi-fi spots. We believe this trend will continue to grow as more people become used to getting information on demand and at their convenience. We also believe that businesses will find that using this approach to providing information to target audiences is cost effective for them as it allows them to target information to specific audiences who come looking for the information at a time in which they want to use it. We believe that we have the technology to take advantage of these trends.

Marketing and Sales

We market our services through the WaZillo brand. We are looking to hire a full-time sales force to sell our services. Presently, we are only able to market our services in the San Diego, California area, where we are located. With the proceeds of this Offering, we hope to significantly increase our market area to major cities and businesses in the United States through a larger sales force.

Employees

The Company's active business operations currently employ two people of whom one is a full-time employee. Its real estate subsidiary employs one person who is a full-time employee, who acts as a security guard and maintenance man. We staff our projects with independent contractors who are hired for specific projects and tasks.

Customers

We have only three customer on our Media Site. Our largest customer is the Job Channel Network. The loss of this customer would have a significantly adverse effect on our business.

Intellectual Property

The Company has registered the trademark "WaZillo" with the US Patent and Trademark Office. We also own certain proprietary software, which we have developed and which we protect as a trade secret.

Government Regulation

Our business is not specifically regulated by the federal government or any state or local government, other than our obligation to use equipment which complies with Federal Communication Commission regulations. We do not anticipate any new regulations that would have any material effect on our business as currently conducted or as proposed to be conducted. We do not anticipate having any material expenses relating to compliance with environmental laws in the future.

Research and Development

During 2012 and 2011, we have spent $12,000 and $152,000, respectively, on research and development for our technology.

Properties

Our office, which is rented, is located at 8451 Miralani Drive, Suite D, San Diego, California 92126, and consists of approximately 2,500 sq. ft. The Company believes that its office, which includes the studio used to produce information content for access through its Media Site, is adequate for its needs for the present. The Company also owns approximately 10 acres of land in the Los Cabos area of Baja, Mexico and has a contract to purchase approximately 48 acres of land in La Paz, Mexico.

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time we may be involved in legal claims or proceedings that arise out of the ordinary course of business.

OUR MANAGEMENT

Our sole director is Andrew Fellner, who is also its Chief Executive Officer, Secretary and Treasurer. He has served in these capacities since May, 2010.

Mr. Fellner earned a B.S. Degree from San Diego State University with an emphasis in accounting. Thereafter, he had a tax practice in San Diego, California for many years in which he represented mainly small to medium size business. Mr. Fellner also earned a Jurist Doctorate degree from Thomas Jefferson School of Law, San Diego, California and practiced law for several years, prior to opening a real estate office in San Diego and beginning his development career. He subsequently developed several real estate projects in California and Mexico.

In 1994, Mr. Fellner founded and was the CEO of Only MultiMedia Inc., which was an internet ISP business that permitted customers to use its servers and modems to connect with the Internet. That company also created a website called Castnet.com that allowed actors, singers and other professionals to submit head shots and live video feeds from which Hollywood casting directors, producers and other professionals were able to cast them for various TV, movie and other entertainment spots. The company was taken public, subsequently changed its name to Castnet.com and was acquired by The Entertainment Internet, Inc.

Compensation of Officers and Directors

Mr. Fellner, our only Executive Officer, has not been paid a salary for his services since he purchased control of the Company, but we do pay for his health insurance and a $500 per month car payment. The Board of Directors intends to begin paying Mr. Fellner a salary at such time as it determines that we are able to financially do so. The Board has a target salary for Mr. Fellner of $120,000 per year, but may begin paying him a smaller salary based on the financial situation of the Company at the time the decision is made. Any such decision would be subject to review by the Board based on the circumstances prevailing at any given time.

Because of our small size, we do not have any Directors other than Mr. Fellner. Therefore, we do not have a Compensation Committee, and Mr. Fellner can set his own compensation as an officer of our Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGERS

The following table sets forth information as of October 31, 2012, regarding the beneficial ownership of shares of our Common Stock by our sole director, by our only executive officers, and by our current director and executive officer as a group and by each person known to us to own 5% or more of our outstanding shares. Except as otherwise noted in the footnotes below, each person below has sole voting and investment power with respect to such securities.

Name	Number of Shares Beneficially Owned	Percentage of Class
Andrew T. Fellner*	50,100,000	60.2
James R. Toner	5,000,000	6.0

*CEO, Secretary, Treasurer and Sole Director
In addition, Mr. Fellner owns 2,140,000 shares of our Class A Preferred Stock. See "Description of Capital Stock—Class A Preferred Stock".

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Since becoming our CEO in May, 2010, Mr. Fellner has loaned the Company approximately $357,044 as a demand loan with no interest. On November 29, 2012, Mr. Fellner agreed to cancel $107,000 of that amount for 2,140,000 shares of our Class A preferred stock ("Preferred Stock"). The Preferred Stock has the same rights and privileges as our Common Stock, except that each share of Preferred Stock has 150 votes at all meetings of our Stockholders. The remaining loan of 250,044 is payable to Mr. Fellner upon demand. We may borrow additional sums from Mr. Fellner under the same terms prior to this offering commencing.

On June 1, 2010, the Company issued 55,000,000 shares of Common Stock to Mr. Fellner and James Toner as consideration for the Company's acquisition of Punta. Based on the appraised value of the land owned by Punta, Mr. Fellner's interest in the company was worth $3,550,000 and Mr. Toner's interest was worth $1,450,000.

CAPITALIZATION

The following table reflects the capitalization of the Company as of the most recent not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations

The historical data in the table is derived from and should be read in conjunction with our financial statements, included in this Offering Circular and in conjunction with the "Use of Proceeds" section.

Debt:

LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts Payable	$43,141
Notes Payable	102,188
Due to Related Party	250,000
Total Current Liabilities	395,329
STOCKHOLDERS' EQUITY	
Common stock,	99,934
Subscribed Shares Receivable	(60,000)
Additional Paid in Capital	1,682,331
Accumulated Deficit	(1,297,403)
TOTAL STOCKHOLDERS' EQUITY	427,003
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$822,332

MARKET FOR AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

Market Information

The principal market for shares of the Company's Common Stock is the OTC Markets Group. OTC Markets Group is not an exchange or an automated quotation system operated by a registered securities system.

As of March 31, 2013, an aggregate of 99,634,341 shares of our common stock were issued and outstanding and were owned by approximately 410 holders of record, based on information provided by our transfer agent.

Penny Stock Considerations

Our shares are "penny stocks", which term is generally defined under the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares are thus subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock, such as shares of our Common Stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000, or annual income exceeding $100,000 individually or $400,340 together with his or her spouse, is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

- Deliver, prior to any transaction involving a penny stock, a disclosure schedule in the form prescribed by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

- Disclose the commissions payable to the broker-dealer and its registered representatives and the current bid and offer quotations for the securities;

- Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and

- Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempts to sell shares of our common stock, which may affect the ability of stockholders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements may impede the sale of shares of our Common Stock. In addition, these rules mean that the liquidity of our shares may be adversely affected, with a corresponding decrease in the available price of our shares.

Dividends

We have never paid a dividend and have no present intention of doing so. To the extent we have any income, we intend to reinvest it in the business. The decision to pay a dividend on the Common Stock and if so, when and in what amount will be made by the Board of Directors

Securities Authorized for Issuance Under Equity Compensation Plans

On July 11, 2011, the Board of Directors adopted the 2011 Equity Compensation Plan (the "Plan") in accordance with Securities and Exchange Commission Rule 701. The Plan provides for the issuance of shares of Common Stock to employees, directors, officers and consultants with the purpose of providing equity compensation to those persons in lieu of cash compensation. Under the Plan, the Company is limited to issuing in any 12-month period an aggregate of number shares of Common Stock not greater than (a) $1,000,000 in value; (b) 15% of the total assets of the Company, measured at the Company's most recent balance sheet; or (c) 15% of the outstanding amount of Common Stock, measured off the Company's latest share ledger. As of September 30, 2012, there have been 1,600,000 shares issued to five consultants under the Plan. The Plan has not been approved by the Company's stockholders. No options, warrants or rights are issuable under the Plan.

DESCRIPTION OF CAPITAL STOCK

This description is a summary only and is subject to the complete text of our certificate of incorporation and bylaws, forms of which we have filed as exhibits to this Offering Circular.

Our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Each share of Common Stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. They do not have cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the Common Stock will share equally on a per share basis any dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our Common Stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our Common Stock carry no preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable.

Preferred Stock

Our Board of Directors has the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The Board may determine the designation and other terms of each series, including, among others:

- dividend rates;
- whether dividends will be cumulative or non-cumulative;
- redemption rights;
- liquidation rights;
- sinking fund provisions;
- conversion or exchange rights; and
- voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

The issuance of shares of capital stock, or the issuance of rights to purchase shares of capital stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our Board of Directors determined that a takeover proposal was not in the best interest of our stockholders, the Board could authorize the issuance of preferred stock or Common Stock without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

- diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;
- creating a substantial voting bloc in institutional or other hands that might undertake to support the position of the incumbent board; or
- effecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation grants our Board of Directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our Board could establish one or more series of preferred stock that entitle holders to:

- vote separately as a class on any proposed merger or consolidation;
- cast a proportionately larger vote together with our common stock on any transaction or for all purposes;
- elect directors having terms of office or voting rights greater than those of other directors;
- convert preferred stock into a greater number of shares of our common stock or other securities;
- demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

- exercise other rights designed to impede a takeover.

Alternatively, a change of control transaction deemed by the board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Class A Preferred Stock

Our Board of Directors has created a class of preferred stock designated as the Class A Preferred Stock ("Class A Shares"). Class A Shares have 150 votes per share on all matters on which Stockholders can vote, including the election of directors. Class A Shares have a preference in any liquidation of our Company of $.05 per share, which is paid before any distribution will be made to shares of Common Stock. Class A Shares do not have a fixed dividend, but can be receive dividends at any time dividends are paid to shares of Common Stock, provided the Board of Directors declares a dividend on the Class A Shares and provided that the dividend per share on Class A Shares cannot exceed the dividend per share paid at the same time on shares of Common Stock. Class A Shares carry no preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable.

All of the outstanding shares of Class A Preferred Stock are owned by Mr. Fellner, which means that he can control the outcome of all votes of our stockholders, including those for the election of Directors and those relating to any proposed corporate transaction.

CERTIFICATE OF INCORPORATION AND BYLAWS

Election and Removal of Directors

Our Board of Directors consists of between one and nine directors. There is currently one director, the exact number of directors is fixed by the Board, and there will be one director until the director or stockholders, by majority vote, increase the number of directors. The director may be removed for cause by the stockholders, at a special meeting called for that purposes, by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled by majority vote of the stockholders or directors in office.

Stockholder Meetings

Our bylaws provide that special meetings of our stockholders may be called only by a majority of the directors, or such persons authorized by the Board of Directors.

Stockholder Action by Written Consent

Our bylaws provide that holders of our common stock are able to act by written consent without a meeting, as provided in the General Corporation Law of the State of Delaware.

Amendment of Certificate of Incorporation

The affirmative vote of at least a majority of the voting power of our outstanding shares of stock will be required to amend our certificate of incorporation.

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws adopted with:

- The affirmative vote of a majority of directors present at any regular or special meeting of the Board of Directors called for that purpose; or

- The affirmative vote of a majority of the voting power of our outstanding shares o voting stock.

Limitation of Liability of Directors and Officers

Our bylaws provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as director, except as required by applicable laws, as in effect from time to time. Currently, Delaware law required that liability be imposed for the following:

- Any breach of the director's duty of loyalty to our company or our stockholders;

- Any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

- Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware; and

- Any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders' derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our certificate of incorporation and bylaws provide that, to the fullest extent permitted by law, we may, if so authorized on a case by case basis by majority vote of the board of directors, indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys' fees, incurred by a person indemnified by this provision when we received an undertaking to repay such amounts if it is ultimately determined that the person is entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ClearTrust, LLC.

PART F/S

Index To Financial Statements

STRATEGIC GLOBAL INVESTMENTS, INC.
F/K/A PUNTA PERFECTA S.A. de C.V.
CONSOLIDATED BALANCE SHEET

	December 31, 2012	December 31, 2011 (Restated)
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$55,841	$219,422
Accounts Receivable	9,889	-
Total Current Assets	65,730	219,422
PROPERTY AND EQUIPMENT, net	46,093	8,177
Other Assets:		
Intangible Assets-Net of Amortization	16,000	25,000
Land	200,000	200,000
Construction In Progress	256,006	256,006
Total Other Assets	472,006	481,006
TOTAL ASSETS	$583,829	$708,605
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts Payable	$73,624	$55,179
Notes Payable	55,625	-
Due to Related Party	357,044	357,044
Total Current Liabilities	486,293	412,223
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value;10,000,000 shares authorized,-0- and -0- outstanding at December 31, 2012 and 2011 (respectively)	-	-
Common stock, $.001 par value; 200,000,000 shares authorized 83,197,680 and 78,866,680 shares issued and outstanding at December 31, 2012 and December 31, 2011 (respectively)	83,198	78,866
Additional Paid in Capital	1,116,617	938,211
Accumulated Deficit	(1,102,279)	(720,695)
TOTAL STOCKHOLDERS' EQUITY	97,536	296,382
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$583,829	$708,605

See accompanying notes to the unaudited Condensed Consolidated Financial Statements

STRATEGIC GLOBAL INVESTMENTS, INC.
F/K/A PUNTA PERFECTA
S.A. de C.V.

CONSOLIDATED STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	December 31, 2012	December 31 2011 (RESTATED
Revenue	$73,163	$10,8
Cost of Sales	22,466	2,0
Gross Profit	50,697	8,7
Selling, General and Administrative Expenses	(420,187)	(624,11
Loss from Operations	(369,490)	(615,32
Other Income (Expense)		
Gain on Sale of Short Term Investment	-	100,9
Impairment of Goodwill	-	(124,90
Interest Expense	(15,001)	(6,09
Interest Income	2,907	1,7
Total Other Income (Expense)	(12,094)	(28,23
Loss Before Income Taxes	(381,584)	(643,56
Income Tax Benefit	-	
Net Loss	(381,584)	(643,56
Loss Per Share-Basic and Diluted	$(0.00)	$(0.0
Weighted Average Common Shares Outstanding -Basic and Diluted	81,256,527	74,000,6

See accompanying notes to the audited Condensed Consolidated Financial Statements

STRATEGIC GLOBAL INVESTMENTS, INC.
F/K/A PUNTA PERFECTA S.A. de C.V.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid	Accumulated	(Deficiency)
	Shares	Amount	Shares	Amount	in Capital	Deficit	Equity
Balance -December 31, 2009	0	$ 0	0	$ 0	$ 502,512	$ (63,431)	$ 439,0
Issuance of common stock for reverse acquisition	0	0	55,100,000	55,100	(22,954)	-	32,1
Issuance of common stock for cash proceeds	0	0	11,958,093	11,958	89,042		101,0
Issuance of common stock for recapitalization after reverse acquisition	0	0	1,835,968	1,836	(80,767)	78,931	
Net loss					-	(92,628)	(92,62
Balance -December 31, 2010	0	$ 0	68,894,061	$ 68,894	$ 487,833	$ (77,128)	$ 479,5
Stock issued for services to consultants and employees	0	0	1,300,000	1,300	63,700	-	65,0
Stock issued for acquisitions	0	0	1,079,592	1,079	48,421		49,5
Issuance of common stock for cash proceeds	-	0	7,593,027	7,593	338,257	-	345,850
Net loss					-	(643,567)	(643,56
Balance -December 31, 2011	0	$ 0	78,866,680	$ 78,866	$ 938,211	$ (720,695)	$ 296,3
Stock issued for services to consultants and employees	0	0	300,000	300	14,700	-	15,0
Issuance of common stock for cash proceeds	-	0	4,031,000	4,032	163,706	-	167,7
Net loss					-	(381,584)	(381,58
Balance -December 31, 2012	0	$ 0	83,197,680	$ 83,198	$ 1,116,617	$ (1,102,279)	$ 97,5

See accompanying notes to the audited Condensed Consolidated Financial Statements

STRATEGIC GLOBAL INVESTMENTS, INC.
F/K/A PUNTA PERFECTA S.A. de C.V.
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2012

	DECEMBER 31, 2012	DECEMBER 31, 2011 (RESTATED)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (381,584)	$(643,567)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock issued for services	15,000	65,000
Depreciation and amortization expense	6,396	66,499
Changes in operating assets and liabilities:		
Decrease (Increase) in assets:		
Intangible asset	-	(37,500)
Increase (Decrease) in liabilities:		
Accounts payable and accrued expenses	18,445	45,929
Sales of property net of notes payable	-	(23,793)
Net Cash Used In Operating Activities	(341,743)	(527,432)
Cash Flows from Investing Activities		
Purchase of Investment Property		
Fixed Assets Purchased	(47,155)	(8,191)
Net Cash(Used In) Provided by Investing Activities	(47,155)	(8,191)
Cash Flows from Financing Activities		
Procceds from issuance of stock	167,738	345,850
Proceeds from notes payable	57,579	-
Proceeds from notes payable-related party	-	357,044
Net Cash Provided by(Used In) Financing Activities	225,317	702,894
NET INCREASE IN CASH AND CASH EQUIVALENTS	(163,581)	167,271
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	219,422	52,151
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 55,841	$ 219,422
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:		
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:		
Interest paid during the period	$ 15,001	$ 6,093
Income taxes paid during the period	$ -	$ -

See accompanying notes to the unaudited financial Statements

Note 1 - SUMMARY OF COMPANY BUSINESS

Organization

The Company Strategic Global Investments, Inc. is a Delaware chartered corporation, which conducts business from its headquarters in San Diego, CA. It was formed on December 11, 1985 as a Florida chartered corporation. On August 26, 2008, the Company was reincorporated under the laws of the State of Delaware. On May 17, 2010, the Company changed its name from American Consolidated Laboratories, Inc. to Strategic Global Investments, Inc.

On June 1, 2010, the Company entered into an agreement and plan of merger to acquire 99% of the issued and outstanding equity shares of Punta Perfecta S.A. de C.V, a Mexican corporation which owns the Punta Perfecta project in Baja. As part of the reverse acquisition Punta Perfecta was renamed Strategic Global Investments, Inc.

Recapitalization

Immediately following the reverse acquisition, the shareholders of Punta Perfecta owned a majority of the outstanding shares of the Company therefore the Company accounted for a recapitalization of the previous outstanding shares. The assets and liabilities and the historical operations that are reflected in the financial statements are those of Punta Perfecta. The historical consolidated financial statements reflect the impact of the change in capital structure that resulted from the recapitalization from the earliest period presented.

Restatement

The Company has restated its financial statements for the years ended December 31, 2010 and 2011.

The Company originally recorded the reverse acquisition between Punta Perfecta and Strategic Global Investments, Inc. as an acquisition whereby Strategic Global acquired Punta Perfecta. The financial statements were restated to properly account for the reverse acquisition and subsequent recapitalization, whereby for accounting purposes Punta Perfecta acquired Strategic Global and therefore the financial statement set forth above are required to be restarted.

STRATEGIC GLOBAL INVESTMENTS, INC.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's financial position and operating results raise substantial doubt about the Company's ability to continue as a going concern, as reflected by the net loss of $1,102,279 accumulated through December 31, 2012. The ability of the Company to continue as a going concern is dependent upon expanding operations, development of increased sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking additional capital to allow it to continue to develop and grow its online business operations

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

Principles of Consolidations
All inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of condensed financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities known to exist as of the date the condensed financial statements are published, and (iii) the reported amount of net sales and expenses recognized during the periods presented. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of condensed financial statements; accordingly, actual results could differ from these estimates.

These estimates and assumptions also affect the reported amounts of revenues, costs and expenses during the reporting period. Management evaluates these estimates and assumptions on a regular basis. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of year ended or less to be cash equivalents. Cash equivalents include cash on hand and cash in the bank.

Property and Equipment

Property and equipment is recorded at cost and depreciated over the estimated useful lives of the assets using principally the straight-line method. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and proceeds realized thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized.

The range of estimated useful lives used to calculate depreciation for principal items of property and equipment are as follow:

Asset Category	**Depreciation/ Amortization Perio**
Furniture and Fixture	3 years
Office equipment	3 years
Leasehold improvements	5 years

Property Evaluations

Management of the Company will periodically review the net carrying value of its properties on a property-by-property basis. These reviews will consider the net realizable value of each property to determine whether a permanent impairment in value has occurred and the need for any asset write-down. An impairment loss will be recognized when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying amount of the asset. Measurement of an impairment loss will be based on the estimated fair value of the asset if the asset is expected to be held and used.

Although management will make its best estimate of the factors that affect net realizable value based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its assets, and necessitate asset impairment write-downs.

Asset retirement obligations

The Company plans to recognize liabilities for statutory, contractual or legal obligations, including those associated with the reclamation of properties and any plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation will be recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost will be added to the carrying amount of the related asset and the cost will be amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability will be increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Impairment of Long-Lived Assets

In accordance with ASC Topic 360, *long-lived assets*, such as property, plant, and equipment, and purchased intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and other intangible assets are tested for impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill and Other Intangible Assets

The Company adopted Statement of Financial Accounting Standard ("FASB") Accounting Standards Codification ("ASC") Topic 350 *Goodwill and Other Intangible Assets*, effective July 1, 2002. In accordance with ("ASC Topic 350") "*Goodwill and Other Intangible Assets*," goodwill, which represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method, acquired in business combinations is assigned to reporting units that are expected to benefit from the synergies of the combination as of the acquisition date. Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. The

Company assesses goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if events and circumstances indicate impairment may have occurred in accordance with ASC Topic 350.

If the carrying value of a reporting unit's goodwill exceeds its implied fair value, the Company records an impairment loss equal to the difference. ASC Topic 350 also requires that the fair value of indefinite-lived purchased intangible assets be estimated and compared to the carrying value. The Company recognizes an impairment loss when the estimated fair value of the indefinite-lived purchased intangible assets is less than the carrying value.

Income Taxes

Deferred income taxes are provided based on the provisions of ASC Topic 740, "*Accounting for Income Taxes*", to reflect the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of ASC Topic 740; "Accounting For Uncertainty In Income Taxes-An Interpretation Of ASC Topic 740 ("Topic 740"). Topic 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating the Company's tax positions and tax benefits, which may require periodic adjustments. At December 31, 2012, the Company did not record any liabilities for uncertain tax positions.

We have adopted “Accounting for Uncertainty in Income Taxes”. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50%

likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption of ASC 740-10-25 had no effect on our condensed financial statements.

Concentration of Credit Risk

The Company maintains its operating cash balances in banks in San Diego, California. The Federal Depository Insurance Corporation (FDIC) insures accounts at each institution up to $250,000.

Share-Based Compensation

The Company applies Topic 718 "Share-Based Payments" ("Topic 718") to share-based compensation, which requires the measurement of the cost of services received in exchange for an award of an equity instrument based on the grant-date fair value of the award. Compensation cost is recognized when the event occurs. The Black-Scholes option-pricing model is used to estimate the fair value of options granted.

Basic and Diluted Net Loss Per Share

Net loss per share was computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Diluted net loss per share for the Company is the same as basic net loss per share, as the inclusion of common stock equivalents would be antidilutive.

Fair Value of Financial Instruments

The Company financial instruments consist primarily of cash, affiliate receivable, settlement receivable, accounts payable and accrued expenses and debt. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments. The estimated fair value is not necessarily indicative of the amounts the Company would realize in a current market exchange or from future earnings or cash flows.

The Company adopted ASC Topic 820, Fair Value Measurements ("ASC Topic 820"), which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The standard provides a consistent definition of fair value, which focuses on an exit price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also prioritizes, within the measurement of fair value, the use of market-based measurements.

The three-level hierarchy for fair value measurements is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable of the asset or liability other than quoted prices, either directly or indirectly including inputs in markets that are not considered to be active;
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Recent Accounting Pronouncements

ASU 2011-05 – Presentation of comprehensive income

ASU 2011-05 was the result of a joint project with the IASB and amends the guidance in ASC 220, Comprehensive Income, by eliminating the option to present components of other comprehensive income (OCI) in the statement of stockholders' equity. Instead, the new guidance now requires entities to present all nonowner changes in stockholders' equity either as a single continuous statement of comprehensive income or as two separate but consecutive statements.

All entities that report OCI items will be impacted by the changes in this ASU. The components of OCI have not changed, nor has the guidance on when OCI items are reclassified to net income; however, the amendments require entities to present all reclassification adjustments from OCI to net income on the face of the statement of comprehensive income.

The amendments to ASC 220, Comprehensive Income, included in ASU 2011-05, Presentation of Comprehensive Income, are effective for fiscal years and for interim periods within those fiscal years, beginning after December 15, 2011 (that is, the fiscal year beginning January 1, 2012 for calendar-year entities) for public entities and for interim and annual periods thereafter. The amended guidance must be applied retrospectively and early adoption is permitted.

ASU 2011-04 – Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs

The amendments in ASU 2011-04 do not modify the requirements for when fair value measurements apply; rather, they generally represent clarifications on how to measure and disclose fair value under ASC 820, Fair Value Measurement, including the following revisions:

• The concepts of highest and best use and valuation premise are relevant only for measuring the fair value of nonfinancial assets and do not apply to financial assets and liabilities.

• An entity should measure the fair value of an equity-classified financial instrument from the perspective of the market participant that holds the instrument as an asset.

• An entity that holds a group of financial assets and financial liabilities whose market risk (that is, interest rate risk, currency risk, or other price risk) and credit risk are managed on the basis of the entity's net risk exposure may apply an exception to the fair value requirements in ASC 820 if certain criteria are met. The exception allows such financial instruments to be measured on the basis of the reporting entity's net, rather than gross, exposure to those risks.

• Premiums or discounts related to the unit of account are appropriate when measuring fair value of an asset or liability if market participants would incorporate them into the measurement (for example, a control premium). However, premiums or discounts related to size as a characteristic of the reporting entity's holding (that is, a "blockage factor") should not be considered in a fair value measurement.

The amendments to ASC 820, Fair Value Measurement, included in ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, are effective prospectively for public entities for interim and annual periods beginning after December 15, 2011 (that is, the quarter ending March 31, 2012 for calendar-year entities). Early adoption is not permitted for public entities

ASU 2011-03 – Reconsideration of effective control for repurchase agreements

The amendments to ASC 860-10 included in ASU 2011-03, simplified the accounting for financial assets transferred under repurchase agreements (repos) and similar arrangements, by eliminating the transferor's ability criteria from the assessment of effective control over those assets as well as the related implementation guidance.

Currently under ASC 860-10-40-24 a transferor must meet four criteria to maintain effective control of securities transferred in a repo and to therefore account for the transfer as a secured borrowing rather than a sale. One of these criteria states that the transferor must be able to either repurchase or redeem the transferred securities on substantially the agreed terms, even if the transferee is in default. This criterion is satisfied only if the transferor has cash or collateral sufficient to fund substantially the entire cost of purchasing replacement securities.

The amendments in ASU 2011-03 remove this criterion and related implementation guidance from the Codification, thereby reducing the criteria that transferors must satisfy to qualify for secured borrowing accounting and, as a result, likely reducing the number of transfers accounted for as sales.

The amendments to ASC 860-10, Transfers and Servicing, included in ASU 2011-03, Reconsideration of Effective Control for Repurchase Agreements, are effective for both public and nonpublic entities prospectively for new transfers and existing transactions modified as of the first interim or annual period beginning on or after December 15, 2011 (that is, the fiscal year beginning January 1, 2012 for calendar-year entities). Early adoption is not permitted.

ASU 2011-02 - FASB amends creditor troubled debt restructuring guidance

This bulletin discusses ASU 2011-02, which was issued by the FASB to provide creditors with additional guidance in evaluating whether a restructuring of debt is a troubled debt restructuring. The new guidance does not amend the guidance for debtors. It is generally effective for public entities in the quarter ended September 30, 2011.

ASU 2011-01 - Troubled debt restructuring disclosures for public-entity creditors deferred

The FASB issued Accounting Standards Update (ASU) 2011-01, Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20, which temporarily defers the date when public-entity creditors are required to provide the new disclosures for troubled debt restructurings in ASU 2010-20, Disclosures about the Credit

Quality of Financing Receivables and the Allowance for Credit Losses. The deferred effective date will coincide with the effective date for the clarified guidance about what constitutes a troubled debt restructuring, which the Board is currently deliberating. The clarified guidance is expected to apply for interim and annual periods ending after June 15, 2011.

When providing the new disclosures under ASU 2010-20, public entities would be required to retrospectively apply the clarified guidance on what constitutes a troubled debt restructuring to restructurings occurring on or after the beginning of the year in which the proposed clarified guidance is adopted.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its condensed financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 4 - STOCKHOLDER'S EQUITY

The Company has 10,000,000 shares of preferred stock, par value $0.001 authorized. 2,140,000 are issued or outstanding as of December 31, 2012 and zero at December 31, 2011.

The Company has 1,000,000,000 shares of common stock authorized. During 2010 the Company issued 55,100,000 shares of common stock to effect the reverse acquisition of its now 99% owned Mexican subsidiary corporation, Punta Perfecta S.A. de C.V,. During 2010 the Company issued 11,958,093 shares of common stock in exchange for $101,000 in cash used for working capital and small acquisitions. See above note 1 concerning recapitalization as a result of the reverse acquisition with Punta Perfecta.

During the year ended December 31, 2011, the Company issued 11,640,000 shares of common stock in exchange for $395,850 in cash. The Company also issued 24.0,000 shares, valued at $12,000, to acquire Wazzuu, Inc. in January 2011and 750,000 shares, valued at $37,500, to acquire certain intangible assets in February 2011. Also in February 2011 the Company agreed to issue a total of 3,490,000 shares over an 18 month period for services to be rendered over that time period. As of December 31, 2011, the Company had issued 1,150,000 shares of this total, valued at $57,500. During the second quarter of 2011, the Company issued 150,000 shares of common stock in exchange for services valued at $7,500, or $0.05 per share. During the second quarter the Company issued 9,592 shares to complete the reverse stock split in May 2010. During the third quarter of 2011, the Company repurchased 5,000,000 shares of common stock in exchange for $50,000, the same price that they had been sold for.

During the year ended December 31, 2012, the Company issued 4,031,000 shares of common stock in exchange for $163,706 in cash. In addition the Company issued 300,000 shares of common stock in exchange for services valued at $15,000, or $0.05 per share.

At December 31, 2012 and December 31, 2011, the Company had 83,197,680 and 78,866,680 shares issued and outstanding respectively.

NOTE 5 - INCOME TAXES

The Company has adopted ASC Topic 740, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in
which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

For income tax reporting purposes, the Company has aggregate unused net operating losses approximate $1,100,000, which expire in various years through 2030, subject to limitations of Section 382 of the Internal Revenue Code, as amended. The Company has provided a valuation reserve against the full amount of the net operating loss benefit, because in the opinion of management based upon the earning history of the Company, it is more likely than not that the benefits will not be realized.

Under the Tax Reform Act of 1986, the benefits from net operating losses carried forward may be impaired or limited on certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, cumulative ownership changes of more than 50% over a three-year period. The impact of any
limitations that may be imposed for future issuances of equity securities, including issuances with respect to acquisitions have not been determined.

The difference between income tax expense computed by applying the federal statutory corporate tax rate and actual income tax expense is as follows:

|

	December 31, 2012		December 31, 2011
Statutory federal income tax rate	34.00	%	34.0(
State income taxes and other	5.50	%	5.50
Valuation allowance	(39.50)	%	(39.50)
Effective tax rate	-0-	%	-0

Deferred income taxes result from temporary differences in the recognition of income and expenses for the financial reporting purposes and for tax purposes. The tax effect of these temporary differences representing deferred tax asset and liabilities result principally from the following:

NOTE 6 – DEBT

The Company also has two notes outstanding to individuals. The notes are for $50,000 and $7,500 and carry an interest rate of 6% and 10% respectively. Total outstanding as of December 31, 2012, including interest, is $57,579 for the two notes payable. The loan for $7,500 was paid back with interest in October 2012.

In addition the CEO of the Company has loaned the Company approximately $250,044 for working capital purposes. The loan is payable on demand and currently has no other terms or interest rate.

NOTE 7 – INVESTMENT PROPERTY

The Company purchased a property from foreclosure with a total to-date investment of $195,066, inclusive of a $15,000 deposit for needed repairs. This property was sold in the first quarter of 2011 for a net gain of $100,983

NOTE 8 - ACQUISITIONS

On January 1, 2011, the Company acquired Wazzuu, Inc., a then newly formed corporation which had contributed to it by its founder certain intellectual property, including a social media networking website. The cost of the acquisition was $10,500 in cash and 240,000 shares of common stock, valued at $12,000. In addition there was $27,500 of related acquisition costs consisting of legal and professional fees and other miscellaneous costs related to the acquisition of Wazzuu, Inc.

In February 2011, the Company acquired certain intangible assets, including several well followed websites in the North Central Midwest US for 750,000 shares of common stock valued at $37,500

NOTE 9 – REVERSE ACQUISITION

On June 1, 2010, the Company issued 55,000,000 shares of its common stock, par value $0.001 per share ("Common Stock"), to effect the acquisition of 99% of the issued and outstanding equity shares of Punta Perfecta S.A. de C.V, a Mexican corporation ("Punta") which owns the Punta Perfecta project in Baja, Mexico that had an appraised value of approximately $5,000,000. The company valued the asset at $450,000 based on the value of the property at the time of acquisition. The Company reviewed the value as of December 31, 2012 and determined no impairment is necessary. The Company Punta financials consists of only the land acquired and two buildings located on the land. There is no other assets or liabilities associated with this acquisition. The financials for Punta are included in the presented financials statements for the Company.

As part of the Punta acquisition the Company owns approximately 10 acres of land in the Los Cabos area of Baja, Mexico and has a contract to purchase an additional approximately 48 acres of land in La Paz, Mexico. A division, Punta Perfecta S.A. de C.V., which is a Mexican corporation, which owns the Los Cabos area land and has the contract to purchase the additional land. When the unit under development is completed, the Company will be obligated to pay the contractor for its cost of construction plus 15%, which amount is currently estimated to total approximately $520,000 to $575,000. No liability for the amount due to contractor has been accrued as it is not due until the project is finished.

The following is the unaudited balance sheet for Punta at the time of acquisition:

PUNTA PERFECTA S.A. de C.V.
BALANCE SHEET
(UNAUDITED)

	May 31, 2010
ASSETS	
Current Assets:	
Cash and Cash Equivalents	$ -
Total Current Assets	-
PROPERTY AND EQUIPMENT	
Land	200,000
Construction in Progress	254,006
Total Property and Equipment	454,006
TOTAL ASSETS	$454,006
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts Payable	$ -0-
Total Current Liabilities	-0-
COMMITMENTS AND CONTINGENCIES	-0-
STOCKHOLDERS' EQUITY	
Additional Paid in Capital	502,512
Accumulated Deficit	(48,506)
TOTAL STOCKHOLDERS' EQUITY	454,006
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$454,006

NOTE 10 - ACQUISITIONS

On January 1, 2011, the Company acquired Wazzuu, Inc., a then newly formed corporation which had contributed to it by its founder certain intellectual property, including a social media networking website. The cost of the acquisition was $10,500 in cash and 240,000 shares of common stock, valued at $13,400. In addition there was $30,201 of related acquisition costs consisting of legal and professional fees and other miscellaneous costs related to the acquisition of Wazzuu, Inc.

In February 2011, the Company acquired certain intangible assets, including several well followed websites in the North Central Midwest US for 750,000 shares of common stock valued at $37,500. In addition the Company incurred additional $33,300 of acquisition costs related to the purchase. Costs included legal and professional fees and other miscellaneous related costs.

NOTE 11 – GOODWILL IMPAIRMENT AND OTHER INTANGIBLE ASSETS

The Company adopted Statement of Financial Accounting Standard ("FASB") Accounting Standards Codification ("ASC") Topic 350 *Goodwill and Other Intangible Assets*, effective July 1, 2002. In accordance with ("ASC Topic 350") "*Goodwill and Other Intangible Assets*," goodwill, which represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method, acquired in business combinations is assigned to reporting units that are expected to benefit from the synergies of the combination as of the acquisition date. Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. The Company assesses goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if events and circumstances indicate impairment may have occurred in accordance with ASC Topic 350. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, the Company records an impairment loss equal to the difference. ASC Topic 350 also requires that the fair value of indefinite-lived purchased intangible assets be estimated and compared to the carrying value. The Company recognizes an impairment loss when the estimated fair value of the indefinite-lived purchased intangible assets is less than the carrying value.

The company impaired its goodwill from its acquisitions in 2011 and recorded an impairment of approximately $124,901 during the year ended December 31, 2011 .

On January 1, 2011, the Company acquired Wazzuu, Inc., a then newly formed corporation which owned certain intellectual property, including a social media networking website. The cost of the acquisition was approximately $54,101 in stock issued and cash paid for the Company and acquisition costs. The Company subsequently stopped using the Wazzuu.com web site and started a new web site called WaZillo.com. The entire acquisition price was written off as impairment to goodwill.

On February 21, 2011, the Company purchased certain intangible assets, including several well followed websites in the North Central US, of 3D Live, Inc., a Minnesota corporation, for 750,000 shares of Common Stock valued at $37,500. In addition the Company incurred additional $33,300 of acquisition costs related to the purchase. Costs included legal and professional fees and other miscellaneous related costs. The entire purchase price was written off as impairment to goodwill.

NOTE 12 – SUBSEQUENT EVENT

On February 8, 2013 Andrew Fellner the CEO of the Company cancelled $107,000 of debt owed to him by the Company in exchange for 2,140,00 shares of Class A Preferred Stock valued at $.05 per share.

STRATEGIC GLOBAL INVESTMENTS, INC.
F/K/A PUNTA PERFECTA S.A. de C.V.
CONSOLIDATED BALANCE SHEET

	March 31, 2013	December 31, 2012
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$69,078	$55,841
Accounts Receivable	5,805	9,889
Total Current Assets	74,883	65,730
PROPERTY AND EQUIPMENT, net	250,443	46,093
Other Assets:		
Intangible Assets-Net of Amortization	41,000	16,000
Land	200,000	200,000
Construction In Progress	256,006	256,006
Total Other Assets	497,006	472,006
TOTAL ASSETS	$822,332	$583,829
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts Payable	$43,141	$73,624
Notes Payable	102,188	55,625
Due to Related Party	250,000	357,044
Total Current Liabilities	395,329	486,293
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value;10,000,000 shares authorized 2,140,880 and -0- outstanding at March 31, 2013 and December 31, 2012 (respectively)	2,141	-
Common stock, $.001 par value; 1,000,000,000 shares authorized 99,634,341 and 83,197,680 shares issued and outstanding at March 31, 2013 and December 31, 2012 (respectively)	99,934	83,198
Subscribed Shares Receivable	(60,000)	-
Additional Paid in Capital	1,682,331	1,116,617
Accumulated Deficit	(1,297,403)	(1,102,279)
TOTAL STOCKHOLDERS' EQUITY	427,003	97,536
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$822,332	$583,829

See accompanying notes to the unaudited Condensed Consolidated Financial Statements

STRATEGIC GLOBAL INVESTMENTS, INC.
F/K/A PUNTA PERFECTA S.A. de C.V.
CONSOLIDATED STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2013 AND 2012

	March 31, 2013	March 31, 2012
Revenue	$ 6,000	$ 5,670
Cost of Sales	1,295	1,310
Gross Profit	4,705	4,360
Selling, General and Administrative Expenses	(185,579)	(84,719)
Loss from Operations	(180,874)	(80,359)
Other Income (Expense)		
Interest Expense	(14,250)	(3,750)
Interest Income	-	17
Total Other Income (Expense)	(14,250)	(3,733)
Loss Before Income Taxes	(195,124)	(84,092)
Income Tax Benefit	-	-
Net Loss	(195,124)	(84,092)
Loss Per Share-Basic and Diluted	$ (0.00)	$ (0.00)
Weighted Average Common Shares Outstanding -Basic and Diluted	91,416,011	79,889,000

See accompanying notes to the unaudited Condensed Consolidated Financial Statements

STRATEGIC GLOBAL INVESTMENTS, INC.
F/K/A PUNTA PERFECTA S.A. de C.V.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Subscribed Shares	Additional Paid	Accumulated	(Deficier
	Sha res	Amount	Shares	Amount	Receivable	in Capital	Deficit	Equit
Balance -December 31, 2010	0	$ 0	68,894,061	$ 68,894		$ 487,833	$ (77,128)	$ 47
Stock issued for services to consultants and employees	0	0	1,300,000	1,300		63,700	-	6
Stock issued for acquisitions	0	0	1,079,592	1,079		48,421		4
Issuance of common stock for cash proceeds	-	0	7,593,027	7,593		338,257	-	34
Net loss						-	(84,092)	(84
Balance -December 31, 2011	0	$ 0	78,866,680	$ 78,866		$ 938,211	$ (161,220)	$ 85
Stock issued for services to consultants and employees	0	0	300,000	300		14,700	-	1
Issuance of common stock for cash proceeds	-	0	4,031,000	4,032		163,706	-	16
Net loss						-	(381,584)	(381
Balance -December 31, 2012	0	$ 0	83,197,680	$ 83,198		$ 1,116,617	$ (542,804)	$ 65
Stock issued for fixed assets acquired			5,000,000	5,000		221,000		22
Stock issued for services to consultants and employees	0	0	2,941,667	2,942		98,725	-	10
Issuance of common stock for cash proceeds	-	0	8,494,994	8,794	(60,000)	141,086	-	8
Net loss						-	(195,124)	(19
Balance –March 31, 2013	0	$ 0	99,634,341	$ 99,934	(60,000)	$ 1,577,428	$ (737,928)	$ 87

See accompanying notes to the unaudited Condensed Consolidated Financial Statements

STRATEGIC GLOBAL INVESTMENTS, INC.
F/K/A PUNTA PERFECTA S.A. de C.V.
CONSOLIDATED STATEMENT OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2013 AND 2012

		March 31, 2013		March 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(195,124)		$(84,092)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock issued for services		101,667		C
Depreciation and amortization expense		-		1,00C
Changes in operating assets and liabilities:				
Decrease (Increase) in assets:				
Accounts receivable		4,084		
Increase (Decrease) in liabilities:				
Accounts payable and accrued expenses		(30,483)		15,452
Net Cash Used In Operating Activities		(119,856)		(67,640)
Cash Flows from Investing Activities				
Fixed Assets Purchased		(3,350)		(11,886)
Net Cash(Used In) Provided by Investing Activities		(3,350)		(11,886)
Cash Flows from Financing Activities				
Procceds from issuance of stock		89,880		-
Proceeds from notes payable		46,563		-
Net Cash Provided by(Used In) Financing Activities		136,443		-
NET INCREASE IN CASH AND CASH EQUIVALENTS		13,237		(79,526)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		55,841		219,422
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	69,078	$	139,896
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:				
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:				
Interest paid during the period	$	14,250	$	-
Income taxes paid during the period	$	-	$	-

See accompanying notes to the unaudited Condensed Consolidated Financial Statements

STRATEGIC GLOBAL INVESTMENTS, INC.
F/KA PUNTA PERFECTA S.A. de C.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - SUMMARY OF COMPANY BUSINESS

Organization

The Company Strategic Global Investments, Inc. is a Delaware chartered corporation, which conducts business from its headquarters in San Diego, CA. It was formed on December 11, 1985 as a Florida chartered corporation. On August 26, 2008, the Company was reincorporated under the laws of the State of Delaware. On May 17, 2010, the Company changed its name from American Consolidated Laboratories, Inc. to Strategic Global Investments, Inc.

On June 1, 2010, the Company entered into an agreement and plan of merger to acquire 99% of the issued and outstanding equity shares of Punta Perfecta S.A. de C.V, a Mexican corporation which owns the Punta Perfecta project in Baja. As part of the reverse acquisition Punta Perfecta was renamed Strategic Global Investments, Inc.

Recapitalization

Immediately following the reverse acquisition, the shareholders of Punta Perfecta owned a majority of the outstanding shares of the Company therefore the Company accounted for a recapitalization of the previous outstanding shares. The assets and liabilities and the historical operations that are reflected in the financial statements are those of Punta Perfecta. The historical consolidated financial statements reflect the impact of the change in capital structure that resulted from the recapitalization from the earliest period presented. The financials presented are for the years ended 2010-2011. As such it reflects minimal activity for Punta Perfecta prior to the reverse acquisition.

Restatement

The Company originally recorded the reverse acquisition between Punta Perfecta and Strategic Global Investments, Inc. as an acquisition whereby Strategic Global acquired Punta Perfecta. The financial statements are being restated to properly account for the reverse acquisition and subsequent recapitalization, whereby for accounting purposes Punta Perfecta acquired Strategic Global and therefore the financial statement set forth above are required to be restarted.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's financial position and operating results raise substantial doubt about the Company's ability to continue as a going concern, as reflected by the net loss of $1,297,403 accumulated through March 31, 2013. The ability of the Company to continue as a going concern is dependent upon commencing operations, developing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking additional capital to allow it to continue to develop and grow its online business operations

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

Use of Estimates

The preparation of condensed financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities known to exist as of the date the condensed financial statements are published, and (iii) the reported amount of net sales and expenses recognized during the periods presented. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of condensed financial statements; accordingly, actual results could differ from these estimates.

These estimates and assumptions also affect the reported amounts of revenues, costs and expenses during the reporting period. Management evaluates these estimates and assumptions on a regular basis. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of year ended or less to be cash equivalents. Cash equivalents include cash on hand and cash in the bank.

Property and Equipment

Property and equipment is recorded at cost and depreciated over the estimated useful lives of the assets using principally the straight-line method. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and proceeds realized thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized.

The range of estimated useful lives used to calculate depreciation for principal items of property and equipment are as follow:

Asset Category	Depreciation/ Amortization Period
Furniture and Fixture	3 years
Office equipment	3 years
Leasehold improvements	5 years

Property Evaluations

Management of the Company will periodically review the net carrying value of its properties on a property-by-property basis. These reviews will consider the net realizable value of each property to determine whether a permanent impairment in value has occurred and the need for any asset write-down. An impairment loss will be recognized when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying amount of the asset. Measurement of an impairment loss will be based on the estimated fair value of the asset if the asset is expected to be held and used.

Although management will make its best estimate of the factors that affect net realizable value based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its assets, and necessitate asset impairment write-downs.

Asset retirement obligations

The Company plans to recognize liabilities for statutory, contractual or legal obligations, including those associated with the reclamation of properties and any plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation will be recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost will be added to the carrying amount of the related asset and the cost will be amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability will be increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Impairment of Long-Lived Assets

In accordance with ASC Topic 360, *long-lived assets*, such as property, plant, and equipment, and purchased intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and other intangible assets are tested for impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill and Other Intangible Assets

The Company adopted Statement of Financial Accounting Standard ("FASB") Accounting Standards Codification ("ASC") Topic 350 *Goodwill and Other Intangible Assets*, effective July 1, 2002. In accordance with ("ASC Topic 350") "*Goodwill and Other Intangible Assets*," goodwill, which represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method, acquired in business combinations is assigned to reporting units that are expected to benefit from the synergies of the combination as of the acquisition date. Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. The Company assesses goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if events and circumstances indicate impairment may have occurred in accordance with ASC Topic 350.

If the carrying value of a reporting unit's goodwill exceeds its implied fair value, the Company records an impairment loss equal to the difference. ASC Topic 350 also requires that the fair value of indefinite-lived purchased intangible assets be estimated and compared to the carrying value. The Company recognizes an impairment loss when the estimated fair value of the indefinite-lived purchased intangible assets is less than the carrying value.

Income Taxes

Deferred income taxes are provided based on the provisions of ASC Topic 740, "*Accounting for Income Taxes*", to reflect the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of ASC Topic 740; "Accounting For Uncertainty In Income Taxes-An Interpretation Of ASC Topic 740 ("Topic 740"). Topic 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating the Company's tax positions and tax benefits, which may require periodic adjustments. At March 31, 2013, the Company did not record any liabilities for uncertain tax positions.

We have adopted “Accounting for Uncertainty in Income Taxes”. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption of ASC 740-10-25 had no effect on our condensed financial statements.

Concentration of Credit Risk

The Company maintains its operating cash balances in banks in San Diego, California. The Federal Depository Insurance Corporation (FDIC) insures accounts at each institution up to $250,000.

Share-Based Compensation

The Company applies Topic 718 "Share-Based Payments" ("Topic 718") to share-based compensation, which requires the measurement of the cost of services received in exchange for an award of an equity instrument based on the grant-date fair value of the award. Compensation cost is recognized when the event occurs. The Black-Scholes option-pricing model is used to estimate the fair value of options granted.

Basic and Diluted Net Loss Per Share

Net loss per share was computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Diluted net loss per share for the Company is the same as basic net loss per share, as the inclusion of common stock equivalents would be antidilutive.

Fair Value of Financial Instruments

The Company financial instruments consist primarily of cash, affiliate receivable, settlement receivable, accounts payable and accrued expenses and debt. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments. The estimated fair value is not necessarily indicative of the amounts the Company would realize in a current market exchange or from future earnings or cash flows.

The Company adopted ASC Topic 820, Fair Value Measurements ("ASC Topic 820"), which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The standard provides a consistent definition of fair value, which focuses on an exit price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also prioritizes, within the measurement of fair value, the use of market-based measurements.

The three-level hierarchy for fair value measurements is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable of the asset or liability other than quoted prices, either directly or indirectly including inputs in markets that are not considered to be active;

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Recent Accounting Pronouncements

ASU 2011-04 – Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs

The amendments in ASU 2011-04 do not modify the requirements for when fair value measurements apply; rather, they generally represent clarifications on how to measure and disclose fair value under ASC 820, Fair Value Measurement, including the following revisions:

• The concepts of highest and best use and valuation premise are relevant only for measuring the fair value of nonfinancial assets and do not apply to financial assets and liabilities.

• An entity should measure the fair value of an equity-classified financial instrument from the perspective of the market participant that holds the instrument as an asset.

• An entity that holds a group of financial assets and financial liabilities whose market risk (that is, interest rate risk, currency risk, or other price risk) and credit risk are managed on the basis of the entity's net risk exposure may apply an exception to the fair value requirements in ASC 820 if certain criteria are met. The exception allows such financial instruments to be measured on the basis of the reporting entity's net, rather than gross, exposure to those risks.

• Premiums or discounts related to the unit of account are appropriate when measuring fair value of an asset or liability if market participants would incorporate them into the measurement (for example, a control premium). However, premiums or discounts related to size as a characteristic of the reporting entity's holding (that is, a "blockage factor") should not be considered in a fair value measurement.

The amendments to ASC 820, Fair Value Measurement, included in ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, are effective prospectively for public entities for interim and annual periods beginning after December 15, 2011 (that is, the quarter ending March 31, 2012 for calendar-year entities). Early adoption is not permitted for public entities

Currently under ASC 860-10-40-24 a transferor must meet four criteria to maintain effective control of securities transferred in a repo and to therefore account for the transfer as a secured borrowing rather than a sale. One of these criteria states that the transferor must be able to either repurchase or redeem the transferred securities on substantially the agreed terms, even if the transferee is in default. This criterion is satisfied only if the transferor has cash or collateral sufficient to fund substantially the entire cost of purchasing replacement securities.

The amendments in ASU 2011-03 remove this criterion and related implementation guidance from the Codification, thereby reducing the criteria that transferors must satisfy to qualify for secured borrowing accounting and, as a result, likely reducing the number of transfers accounted for as sales.

The amendments to ASC 860-10, Transfers and Servicing, included in ASU 2011-03, Reconsideration of Effective Control for Repurchase Agreements, are effective for both public and nonpublic entities prospectively for new transfers and existing transactions modified as of the first interim or annual period beginning on or after December 15, 2011 (that is, the fiscal year beginning January 1, 2012 for calendar-year entities). Early adoption is not permitted.

NOTE 4 - STOCKHOLDER'S EQUITY

The Company has 10,000,000 shares of preferred stock, par value $0.001 authorized. 2,140,880 and zero are issued or outstanding as of March 31, 2013 and December 31, 2012 respectively.

The CEO converted $107,044 of the debt to preferred stock in March 2013. The shares were converted at a price of $.05 per share. Total shares issued are the total outstanding of 2,140,880.

The Company has 1,000,000,000 shares of common stock authorized. During 2010 the Company issued 55,100,000 shares of common stock to effect the reverse acquisition of its now 99% owned Mexican subsidiary corporation, Punta Perfecta S.A. de C.V. During 2010 the Company issued 11,958,093 shares of common stock in exchange for $101,000 in cash used for working capital and small acquisitions. See above note 1 concerning recapitalization as a result of the reverse acquisition with Punta Perfecta.

During the year ended December 31, 2011, the Company issued 11,640,000 shares of common stock in exchange for $395,850 in cash. The Company also issued 24.0,000 shares, valued at $12,000, to acquire Wazzuu, Inc. in January 2011and 750,000 shares, valued at $37,500, to acquire certain intangible assets in February 2011. Also in February 2011 the Company agreed to issue a total of 3,490,000 shares over an 18 month period for services to be rendered over that time period. As of December 31, 2011, the Company had issued 1,150,000 shares of this total, valued at $57,500. During the second quarter of 2011, the Company issued 150,000 shares of common stock in exchange for services valued at $7,500, or $0.05 per share. During the second quarter the Company issued 9,592 shares to complete the reverse stock split in May 2010. During the third quarter of 2011, the Company repurchased 5,000,000 shares of common stock in exchange for $50,000, the same price that they had been sold for.

During the year ended December 31, 2012, the Company issued 4,031,000 shares of common stock in exchange for $163,706 in cash. In addition the Company issued 300,000 shares of common stock in exchange for services valued at $15,000, or $0.05 per share.

During the quarter ended March 31, 2013, the Company issued 8,494,994 shares of common stock in exchange for $89,880 in cash and future receivables for subscribed shares. In addition the Company issued 2,941,667 shares of common stock in exchange for services valued at $101,667, or $0.035 per share.

On March 18, 2013 the Company issued 5,000,000 shares of common stock for the assets of Tuvozonline. The assets included computer equipment, office equipment, advertising material, client lists and Gateways to countries in Europe and Asia.

At March 31, 2013 and December 31, 2012, the Company had 99,634,341 and 83,197,680 shares issued and outstanding respectively.

NOTE 5 - INCOME TAXES

The Company adopted ASC Topic 740, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

For income tax reporting purposes, the Company's aggregate unused net operating losses approximate $1,300,000, which expire in various years through 2030, subject to limitations of Section 382 of the Internal Revenue Code, as amended. The Company has provided a valuation reserve against the full amount of the net operating loss benefit, because in the opinion of management based upon the earning history of the Company, it is more likely than not that the benefits will not be realized.

Under the Tax Reform Act of 1986, the benefits from net operating losses carried forward may be impaired or limited on certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, cumulative ownership changes of more than 50% over a three-year period. The impact of any limitations that may be imposed for future issuances of equity securities, including issuances with respect to acquisitions have not been determined.

The difference between income tax expense computed by applying the federal statutory corporate tax rate and actual income tax expense is as follows:

	March 31, 2013		December 31, 2012	
Statutory federal income tax rate	34.00	%	34.00	%
State income taxes and other	5.50	%	5.50	%
				%
Valuation allowance	(39.50)	%	(39.50)	
Effective tax rate	-0-	%	-0-	%

Deferred income taxes result from temporary differences in the recognition of income and expenses for the financial reporting purposes and for tax purposes. The tax effect of these temporary differences representing deferred tax asset and liabilities result principally from the following:

NOTE 6 – DEBT

The Company also has two notes outstanding to individuals. The notes are for $50,000 and $52,000 and carry an interest rate of 6% and 10% respectively. Total outstanding as of March 31, 2013, including interest, is $102,188 for the two notes payable.

In addition the CEO of the Company loaned the Company approximately $357,044 for working capital purposes in 2011. The CEO converted $107,044 of the debt to preferred stock in March 2013. The outstanding balance as of March 31, 2013 is $250,000. The loan is payable on demand and currently has no other terms or interest rate.

NOTE 7 – INVESTMENT PROPERTY

The Company purchased a property from foreclosure with a total to-date investment of $195,066, inclusive of a $15,000 deposit for needed repairs. This property was sold in the first quarter of 2011 for a net gain of $100,983

NOTE 8 – REVERSE ACQUISITION

On June 1, 2010, the Company issued 55,000,000 shares of its common stock, par value $0.001 per share ("Common Stock"), to effect the acquisition of 99% of the issued and outstanding equity shares of Punta Perfecta S.A. de C.V, a Mexican corporation ("Punta") which owns the Punta Perfecta project in Baja, Mexico that had an appraised value of approximately $5,000,000. The company has valued the asset at $450,000 based on the value of the property at the time of acquisition. The Company has reviewed the value as of December 31, 2011 and has determined no impairment is necessary. The Company Punta financials consists of only the land acquired and two buildings located on the land. There is no other assets or liabilities associated with this acquisition. The financials for Punta are included in the presented financials statements for the Company.

As part of the Punta acquisition the Company owns approximately 10 acres of land in the Los Cabos area of Baja, Mexico and has a contract to purchase an additional approximately 48 acres of land in La Paz, Mexico. In early 2010, the Company developed a plan to develop this land using its real estate development subsidiary with the idea of building and marketing small luxury resort homes, called Small Luxury Villas ("SLV"), on a fractional (sometimes called time share or time interval) ownership basis. This division, Punta Perfecta S.A. de C.V., is a Mexican corporation, which owns the Los Cabos area land and has the contract to purchase the additional land. When that unit or units are completed, the Company will be obligated to pay the contractor for its cost of construction plus 15%, which amount is currently estimated to total approximately $520,000 to $575,000. No liability for the amount due to contractor has been accrued as it is not due until the project is finished.

NOTE 9 – ACQUISITIONS

On January 1, 2011, the Company acquired Wazzuu, Inc., a then newly formed corporation which owned certain intellectual property, including a social media networking website. The cost of the acquisition was 240,000 shares of common stock valued at approximately $54,101 and cash paid for the Company including acquisition costs. The Company subsequently stopped using the Wazzuu.com web site and started a new web site called WaZillo.com. The entire acquisition price was written off as impairment to goodwill.

On February 21, 2011, the Company purchased certain intangible assets, including several well followed websites in the North Central US, of 3D Live, Inc., a Minnesota corporation, for 750,000 shares of Common

Stock valued at $37,500. In addition the Company incurred additional $33,300 of acquisition costs related to the purchase. Costs included legal and professional fees and other miscellaneous related costs. The entire purchase price was written off as impairment to goodwill.

On March 18, 2013 the Company acquired the assets of Tuvozonline. The assets included computer equipment, customer lists, existing contracts, advertising material and Gateways to various international countries in Europe and Asia. The assets were acquired in exchange for 5 million shares valued at $200,000.

NOTE 10 – GOODWILL IMPAIRMENT AND OTHER INTANGIBLE ASSETS

The Company adopted Statement of Financial Accounting Standard ("FASB") Accounting Standards Codification ("ASC") Topic 350 *Goodwill and Other Intangible Assets*, effective July 1, 2002. In accordance with ("ASC Topic 350") "*Goodwill and Other Intangible Assets*," goodwill, which represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method, acquired in business combinations is assigned to reporting units that are expected to benefit from the synergies of the combination as of the acquisition date. Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. The Company assesses goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if events and circumstances indicate impairment may have occurred in accordance with ASC Topic 350. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, the Company records an impairment loss equal to the difference. ASC Topic 350 also requires that the fair value of indefinite-lived purchased intangible assets be estimated and compared to the carrying value. The Company recognizes an impairment loss when the estimated fair value of the indefinite-lived purchased intangible assets is less than the carrying value.

The company impaired its goodwill from its acquisitions in 2011 and recorded an impairment of approximately $124,901 during the year ended December 31, 2011 .

EXHIBITS

Exhibit Number

2.1	Restated Certificate of Incorporation*
2.2	Bylaws*
3.1	Exhibit 2.1 is incorporated herein by reference
4.1	Form of Subscription Agreement
11.1	Opinion of Counsel

* Previously filed with the Issuer's Offering Statement on Form 1-A filed with the Commission on December 10, 2012 and incorporated herein by reference.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on the 26th day of July, 2013.

STRATEGIC GLOBAL INVESTMENTS, INC.

By: 

Andrew T. Fellner

Title: CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Andrew T. Fellner

CEO, Chief Financial Officer and Sole Director

Exhibit 4.1

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT (the "**Subscription Agreement**") made as of this ___ day of __________, 2013, by and between Strategic Global Investments, Inc., a Delaware corporation (the "**Issuer**"), with offices at 8451 Miralani Drive, Suite D, San Diego, CA 92126, and the undersigned (the "**Subscriber**").

WHEREAS, pursuant to an Offering Circular dated March 15, 2013 (the "**Offering Circular**"), the Issuer is offering in a Regulation A offering (the "**Offering**") to accredited investors up to 500,000,000 shares (the "**Shares**") of the Issuer's common stock, par value $0.001 per share ("**Common Stock**") at a purchase price of $0.01 per Share for a maximum aggregate purchase price of $5,000,000 (the "**Maximum Offering**").

WHEREAS, the Subscriber desires to subscribe for the number of Shares set forth on the signature page hereof, on the terms and conditions hereinafter set forth.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

I. SUBSCRIPTION FOR AND REPRESENTATIONS AND COVENANTS OF SUBSCRIBER

1.1 Subject to the terms and conditions hereinafter set forth, the Subscriber hereby subscribes for and agrees to purchase from the Issuer the number of Shares set forth on the signature page hereof, at a price equal to $0.01 per Share, and the Issuer agrees to sell such Shares to the Subscriber for said purchase price, subject to the Issuer's right to sell to the Subscriber such lesser number of (or no) Shares as the Issuer may, in its sole discretion, deem necessary or desirable. The purchase price is payable by wire or by check payable to the Issuer.

1.2 The Subscriber has full power and authority to enter into and deliver this Subscription Agreement and to perform the obligations hereunder, and the execution, delivery and performance of this Subscription Agreement has been duly authorized, if applicable, and this Subscription Agreement constitutes a valid and legally binding obligation of the Subscriber.

1.3 The Subscriber acknowledges receipt of, and represents and warrants that the Subscriber and his, her or its attorney, accountant, purchaser representative and/or tax advisor, if any (collectively, "**Advisors**") prior to the execution of this Subscription Agreement has carefully reviewed and understands, the Offering Circular, all supplements to the Offering Circular, and all other documents furnished in connection with this transaction by the Issuer (collectively, the "**Offering Documents**").

1.4 The Subscriber recognizes that the purchase of Shares involves a high degree of risk in that (i) an investment in the Issuer is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Issuer and the Shares; (ii) the Shares are not registered under the Securities Act of 1933, as amended (the "**Act**"), or any state securities law; (iii) there is only a limited trading market for the Shares, and there is no assurance that a more active one will ever develop, and thus, the Subscriber may not be able to liquidate his, her or its investment; (iv) transferability of the Shares is limited because of the federal and state securities laws and regulations; and (v) an investor could suffer the loss of his, her or its entire investment. The Subscriber has carefully read and considered the matters set forth in the Offering Circular and in particular the matters under the caption "Risk Factors" therein, and, in particular, acknowledges that the Issuer has a limited operating history.

1.5 The Subscriber is an "accredited investor," as such term is defined in Rule 501 of Regulation D promulgated under the Act, and the Subscriber is able to bear the economic risk of an investment in the Shares.

1.6 The Subscriber is not relying on the Issuer or its affiliates or agents with respect to economic considerations involved in this investment. The Subscriber has relied on the advice of, or has consulted with, only his, her or its Advisors, if any. Each Advisor, if any, is capable of evaluating the merits and risks of an investment in the Shares as such are described in the Offering Circular, and each Advisor, if any, has disclosed to the Subscriber in writing (a copy of which is annexed to this Subscription Agreement) the specific details of any and all past, present or future relationships, actual or contemplated, between the Advisor and the Issuer.

1.7 The Subscriber has prior investment experience (including investment in non-listed and non-registered securities), has (together with his, her or its Advisors, if any) such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the prospective investment in the Shares and has read and evaluated, or has employed the services of an investment advisor, attorney or accountant to read and evaluate, all of the documents furnished or made available by the Issuer to the Subscriber, including the Offering Circular, as well as the merits and risks of such an investment by the Subscriber. The Subscriber's overall commitment to investments, which are not readily marketable, is not disproportionate to the Subscriber's net worth, and the Subscriber's investment in the Shares will not cause such overall commitment to become excessive. The Subscriber, if an individual, has adequate means of providing for his or her current needs and personal and family contingencies and has no need for liquidity in his or her investment in the Shares. The Subscriber is financially able to bear the economic risk of this investment, including the ability to afford holding the Shares for an indefinite period or a complete loss of this investment. If other than an individual, the Subscriber also represents it has not been organized solely for the purpose of acquiring the Shares.

1.8 The Subscriber acknowledges that any estimates or forward-looking statements or projections included in the Offering Circular were prepared by the management of the Issuer in good faith, but that the attainment of any such projections, estimates or forward-looking statements cannot be guaranteed by the Issuer, its management or its affiliates and should not be relied upon.

1.9 The Subscriber acknowledges that the purchase of the Shares may involve tax consequences to the Subscriber and that the contents of the Offering Documents do not contain tax advice. The Subscriber acknowledges that the Subscriber must retain his, her or its own professional Advisors to evaluate the tax and other consequences to the Subscriber of an investment in the Shares. The Subscriber acknowledges that it is the responsibility of the

Subscriber to determine the appropriateness and the merits of a corporate entity to own the Subscriber's Shares and the corporate structure of such entity.

1.10 The Subscriber acknowledges that the Offering Circular and this Offering have not been reviewed by the Securities and Exchange Commission (the "**SEC**") or any state securities commission, and that no federal or state agency has made any finding or determination regarding the fairness or merits of the Offering or confirmed the accuracy or determined the adequacy of the Offering Circular. Any representation to the contrary is a crime.

1.11 The Subscriber represents, warrants and agrees that the Shares are being purchased for his, her or its own beneficial account, for investment only, and not with a view toward distribution or resale to others. The Subscriber represents, warrants and agrees that he, she or it will not sell or otherwise transfer the Shares except in accordance with the Securities Act, and fully understands and agrees that the Subscriber must bear the economic risk of his, her or its purchase because, among other reasons, the Shares have not been registered under the Securities Act or under the securities laws of any state and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act and under the applicable securities laws of such states, or an exemption from such registration is available. The Subscriber understands that the Issuer is under no obligation to register the Shares on his, her or its behalf or to assist them in complying with any exemption from registration under the Securities Act or applicable state securities laws.

1.12 The Subscriber understands that the Shares have not been registered under the Act by reason of a claimed exemption under the provisions of the Act which depends, in part, upon his, her or its investment intention. In this connection, the Subscriber understands that it is the position of the SEC that the statutory basis for such exemption would not be present if his, her or its representation merely meant that his, her or its present intention was to hold such securities for a short period, such as the capital gains period of tax statutes, for a deferred sale, for a market rise, assuming that an active market develops, or for any other fixed period. The Subscriber realizes that, in the view of the SEC, a purchase now with an intent to resell would represent a purchase with an intent inconsistent with his, her or its representation to the Issuer, and the SEC might regard such a sale or disposition as a deferred sale, for which such exemption is not available. The Subscriber does not have any such intentions.

1.13 The Subscriber agrees to indemnify and hold the Issuer, its directors, officers and controlling persons and their respective heirs, representatives, successors and assigns harmless against all liabilities, costs and expenses incurred by them as a result of any misrepresentation made by the Subscriber herein or as a result of any sale or distribution by the Subscriber in violation of the Act (including, without limitation, the rules promulgated thereunder), any state securities laws, or the Issuer's Restated Certificate of Incorporation and/or Bylaws, as amended from time to time.

1.14 The Subscriber understands that the Issuer will review and rely on this Subscription Agreement without making any independent investigation; and it is agreed that the Issuer reserves the unrestricted right to reject or limit any subscription and to withdraw the Offering at any time.

1.15 The Subscriber hereby represents that the address of the Subscriber furnished at the end of this Subscription Agreement is the Subscriber's principal residence, if the Subscriber is an individual, or its principal business address, if it is a corporation or other entity.

1.16 The Subscriber acknowledges that if the Subscriber is a Registered Representative of a Financial Industry Regulatory Authority ("**FINRA**") member firm, the Subscriber must give such firm the notice required by FINRA's Conduct Rules, receipt of which must be acknowledged by such firm on the signature page hereof.

1.17 The Subscriber hereby acknowledges that neither the Issuer nor any persons associated with the Issuer who may provide assistance or advice in connection with the Offering are or are expected to be members or associated persons of members of FINRA or registered broker-dealers under any federal or state securities laws.

1.18 The Subscriber hereby represents that, except as expressly set forth in the Offering Documents, no representations or warranties have been made to the Subscriber by the Issuer or any agent, sub-agent, officer, employee or affiliate of the Issuer and, in entering into this transaction, the Subscriber is not relying on any information other than that contained in the Offering Documents and the results of independent investigation by the Subscriber.

1.19 No oral or written representations have been made, or oral or written information furnished, to the Subscriber or his, her or its Advisors, if any, in connection with the offering of the Shares which are in any way inconsistent with the information contained in the Offering Documents.

1.20 All information provided by the Subscriber in the Investor Questionnaire attached to this Subscription Agreement is true and accurate in all respects, and the Subscriber acknowledges that the Issuer will be relying on such information to its possible detriment in deciding whether the Issuer can sell these securities to the Subscriber without giving rise to the loss of the exemption from registration under applicable securities laws.

1.21 The Subscriber is unaware of, is in no way relying on, and did not become aware of the offering of the Shares through or as a result of, any form of general solicitation or general advertising including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or electronic mail over the Internet, in connection with the offering and sale of the Shares and is not subscribing for Shares and did not become aware of the offering of the Shares through or as a result of any seminar or meeting to which the Subscriber was invited by, or any solicitation of a subscription by, a person not previously known to the Subscriber in connection with investments in securities generally.

1.22 The Subscriber has taken no action which would give rise to any claim by any person for brokerage commissions, finders, fees or the like relating to this Subscription Agreement or the transactions contemplated hereby.

1.23 The Subscriber is not relying on the Issuer, or any of its employees, agents or sub-agents with respect to the legal, tax, economic and related considerations of an investment in the

Shares, and the Subscriber has relied on the advice of, or has consulted with, only his, her or its own Advisors, if any.

1.24 (For ERISA plans only) The fiduciary of the ERISA plan (the "**Plan**") represents that such fiduciary has been informed of and understands the Issuer's business objectives, policies and strategies, and that the decision to invest "plan assets" (as such term is defined in ERISA) in the Issuer is consistent with the provisions of ERISA that require diversification of plan assets and impose other fiduciary responsibilities. The subscriber or Plan fiduciary (a) is responsible for the decision to invest in the Issuer; (b) is independent of the Issuer and any of its affiliates; (c) is qualified to make such investment decision; and (d) in making such decision, the subscriber or Plan fiduciary has not relied primarily on any advice or recommendation of the Issuer or any of its affiliates or its agents.

1.25 The foregoing representations, warranties and agreements shall survive the Closing.

II. REPRESENTATIONS BY THE ISSUER

The Issuer represents and warrants to the Subscriber that as of the date of the closing of this Offering (the "**Closing Date**"):

2.1 The Issuer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, authorized to do business in the States of Delaware and California and has the corporate power to conduct the business which it conducts and proposes to conduct.

2.2 The execution, delivery and performance of this Subscription Agreement by the Issuer have been duly authorized by the Issuer and all other corporate action required to authorize and consummate the offer and sale of the Shares has been duly taken and approved. This Subscription Agreement is valid, binding and enforceable against the Issuer in accordance with its terms; except as enforcement may be limited by bankruptcy, insolvency, moratorium or similar laws or by legal or equitable principles relating to or limiting creditors' rights generally, the availability of equity remedies, or public policy as to the enforcement of certain provisions, such as indemnification provisions.

2.3 The Shares and the underlying Shares have been duly and validly authorized and issued.

2.4 The Issuer knows of no pending or threatened legal or governmental proceedings to which the Issuer is a party which would materially adversely affect the business, financial condition or operations of the Issuer.

III. TERMS OF SUBSCRIPTION

3.1 Subject to Section 3.2 hereof, the subscription period will begin as of the date of the Offering Circular and will terminate at 11:59 PM Eastern Time, on the earlier of the date on which the Maximum Offering is sold or one (1) year from the commencement date or the date the Offering is terminated by the Issuer (the "**Termination Date**").

3.2 The Subscriber has effected a wire transfer in the full amount of the purchase price for the Shares to the Issuer or has delivered a check in payment of the purchase price for the Shares.

3.3 The Subscriber hereby authorizes and directs the Issuer to deliver or cause the delivery of any certificates or other written instruments representing the Shares to be issued to such Subscriber pursuant to this Subscription Agreement to the address indicated on the signature page hereof.

3.4 If the Subscriber is not a United States person, such Subscriber shall immediately notify the Issuer, and the Subscriber hereby represents that the Subscriber is satisfied as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Shares. Such Subscriber's subscription and payment for, and continued beneficial ownership of, the Shares will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

IV. NOTICE TO SUBSCRIBERS

4.1 THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

4.2 FOR CALIFORNIA RESIDENTS ONLY: THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS OFFERING HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF THE SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25000, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

4.4 FOR FLORIDA RESIDENTS ONLY: THE SHARES REFERRED TO HEREIN WILL BE SOLD TO, AND ACQUIRED BY, THE HOLDER IN A TRANSACTION EXEMPT UNDER § 517.061 OF THE FLORIDA SECURITIES ACT. THE SHARES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA. IN ADDITION,

ALL FLORIDA RESIDENTS SHALL HAVE THE PRIVILEGE OF VOIDING THE PURCHASE WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER, OR AN ESCROW AGENT OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

4.5 FOR NON-U.S. RESIDENTS ONLY: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES OF AMERICA THAT WOULD PERMIT AN OFFERING OF THESE SECURITIES, OR POSSESSION OR DISTRIBUTION OF OFFERING MATERIAL IN CONNECTION WITH THE ISSUE OF THESE SECURITIES, IN ANY COUNTRY OR JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. IT IS THE RESPONSIBILITY OF ANY PERSON WISHING TO PURCHASE THESE SECURITIES TO SATISFY HIMSELF AS TO FULL OBSERVANCE OF THE LAWS OF ANY RELEVANT TERRITORY OUTSIDE THE UNTIED STATES OF AMERICA IN CONNECTION WITH ANY SUCH PURCHASE, INCLUDING OBTAINING ANY REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER APPLICABLE FORMALITIES.

V. MISCELLANEOUS

5.1 Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by reputable overnight courier, facsimile (with receipt of confirmation) or registered or certified mail, return receipt requested, addressed to the Issuer, at the address set forth in the first paragraph hereof, Attention: Chief Executive Officer, and to the Subscriber at the address or facsimile number indicated on the signature page hereof. Notices shall be deemed to have been given on the date when mailed or sent by facsimile transmission or overnight courier, except notices of change of address, which shall be deemed to have been given when received.

5.2 This Subscription Agreement shall not be changed, modified or amended except by a writing signed by the parties against whom such modification or amendment is to be charged, and this Subscription Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

5.3 This Subscription Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns. This Subscription Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

5.4 Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of California. The parties hereby agree that any dispute which may arise between them arising out of or in connection with this Subscription Agreement shall be adjudicated only before a Federal court located in San Diego County, State of California, and they hereby submit to the exclusive jurisdiction of the federal courts located in San Diego County, State of California with respect to any action or legal proceeding commenced by any party, and irrevocably waive any objection they now or hereafter may have respecting the venue of any such action or proceeding brought in such a court or respecting the fact that such court is an inconvenient forum, relating to or arising out of this Subscription Agreement or any acts or omissions relating to the sale of the securities hereunder, and consent to the service of process in any such action or legal proceeding by means of registered or certified mail, return receipt requested, in care of the address set forth below or such other address as the Subscriber shall furnish in writing to the other. The parties further agree that in the event of any dispute, action, suit or other proceeding arising out of or in connection with this Subscription Agreement, the Offering Circular or other matters related to this subscription brought by a Subscriber (or transferee), the Issuer (and each other defendant) shall recover all of such party's attorneys' fees and costs incurred in each and every action, suit or other proceeding, including any and all appeals or petitions therefrom. As used herein, attorney's fees shall be deemed to mean the full and actual costs of any investigation and of legal services actually performed in connection with the matters involved, calculated on the basis of the usual fee charged by the attorneys performing such services.

5.5 This Subscription Agreement may be executed in counterparts. Upon the execution and delivery of this Subscription Agreement by the Subscriber, this Subscription Agreement shall become a binding obligation of the Subscriber with respect to the purchase of Shares as herein provided; subject, however, to the right hereby reserved by the Issuer to (i) enter into the same agreements with other subscribers, (ii) add and/or delete other persons as subscribers and (iii) reduce the amount of or reject any subscription.

5.6 The holding of any provision of this Subscription Agreement to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Subscription Agreement, which shall remain in full force and effect.

5.7 It is agreed that a waiver by either party of a breach of any provision of this Subscription Agreement shall not operate or be construed as a waiver of any subsequent breach by that same party.

5.8 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further actions as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the day and year first written above.

______________________	X $0.01 for each Share	= $__________________.
Number of Shares subscribed for		Aggregate Purchase Price

Manner in which Title is to be held (Please Check One):

1.	___	Individual	7.	___	Trust/Estate/Pension or Profit Sharing Plan Date Opened:____________
2.	___	Joint Tenants with Right of Survivorship	8.	___	As a Custodian for ________________________ Under the Uniform Gift to Minors Act of the State of ________________________
3.	___	Community Property	9.	___	Married with Separate Property
4.	___	Tenants in Common	10.	___	Keogh
5.	___	Corporation/Partnership/ Limited Liability Company	11.	___	Tenants by the Entirety
6.	___	IRA	12.	___	Foundation described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

IF MORE THAN ONE SUBSCRIBER, EACH SUBSCRIBER MUST SIGN

INDIVIDUAL SUBSCRIBERS MUST COMPLETE PAGE 10

SUBSCRIBERS WHICH ARE ENTITIES MUST COMPLETE PAGE 11

EXECUTION BY NATURAL PERSONS

____
Exact Name in Which Title is to be Held

______________________	______________________
Name (Please Print)	Name of Additional Subscriber
______________________	______________________
Residence: Number and Street	Address of Additional Subscriber
______________________	______________________
City, State and Zip Code	City, State and Zip Code
______________________	______________________
Social Security Number	Social Security Number
______________________	______________________
Telephone Number	Telephone Number
______________________	______________________
Fax Number (if available)	Fax Number (if available)
______________________	______________________
E-Mail (if available)	E-Mail (if available)
______________________	______________________
(Signature)	(Signature of Additional Subscriber)

ACCEPTED this ___ day of _________ 2013, on behalf of Strategic Global Investments, Inc.

By: ______________________________
Name:
Title:

EXECUTION BY SUBSCRIBER WHICH IS AN ENTITY

(Corporation, Partnership, Trust, Etc.)

____
Name of Entity (Please Print)

Date of Incorporation or Organization:

State of Principal Office:

Federal Taxpayer Identification Number: ______________________________

____
Office Address

____
City, State and Zip Code

____
Telephone Number

____
Fax Number (if available)

____
E-Mail (if available)

[seal]

Attest: ________________________
(If Entity is a Corporation)

By: ________________________
Name:
Title:

***If Subscriber is a Registered Representative with a FINRA member firm, have the following acknowledgement signed by the appropriate party:**

The undersigned FINRA member firm acknowledges receipt of the notice required by Rule 3050 of the FINRA Conduct Rules

____
Name of FINRA Firm

By: ________________________
Name:
Title:

ACCEPTED this ____ day of ________ 2013, on behalf of Strategic Global Investments, Inc.

By: ________________________
Name:
Title:

INVESTOR QUESTIONNAIRE

Instructions: Check all boxes below which correctly describe you.

☐ You are (i) a bank, as defined in Section 3(a)(2) of the Securities Act of 1933, as amended (the "**Securities Act**"), (ii) a savings and loan association or other institution, as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in an individual or fiduciary capacity, (iii) a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), (iv) an insurance company as defined in Section 2(13) of the Securities Act, (v) an investment company registered under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), (vi) a business development company as defined in Section 2(a)(48) of the Investment Company Act, (vii) a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the Small Business Investment Act of 1958, as amended, (viii) a plan established and maintained by a state, its political subdivisions, or an agency or instrumentality of a state or its political subdivisions, for the benefit of its employees and you have total assets in excess of $5,000,000, or (ix) an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") and (1) the decision that you shall subscribe for and purchase shares of the common stock, par value $0.001 per share (the "**Shares**") of Strategic Global Investments, Inc. is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, (2) you have total assets in excess of $5,000,000 and the decision that you shall subscribe for and purchase the Shares is made solely by persons or entities that are accredited investors, as defined in Rule 501 of Regulation D promulgated under the Securities Act ("**Regulation D**") or (3) you are a self-directed plan and the decision that you shall subscribe for and purchase the Shares is made solely by persons or entities that are accredited investors.

☐ You are a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended.

☐ You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "**Code**"), a corporation, Massachusetts or similar business trust or a partnership, in each case not formed for the specific purpose of making an investment in the Shares and with total assets in excess of $5,000,000.

☐ You are a director or executive officer of Strategic Global Investments, Inc.

☐ You are a natural person whose individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time of your subscription for and purchase of the Shares, excluding your primary residence as an asset and any indebtedness that is secured by your primary residence, up to the estimated fair market value of the primary residence at this time, as a liability (except that if the amount of the indebtedness secured by your primary residence at this time exceeds the amount of such indebtedness outstanding 60 days earlier, other than as a result of the purchase of the primary residence, the amount of the excess must be included as a liability) and any indebtedness that is secured by your primary residence which is more than the estimated fair market value of your primary residence at this time must also be included as a liability.

- ☐ You are a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with your spouse in excess of $300,000 in each of the two most recent years, and who has a reasonable expectation of reaching the same income level in the current year.

- ☐ You are a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Shares, whose subscription for and purchase of the Shares is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D.

- ☐ You are an entity in which all of the equity owners are persons or entities described in one of the preceding paragraphs.

Check all boxes below which correctly describe you.

With respect to this investment in Shares of the Issuer, your:

Investment Objectives: ☒ Aggressive Growth ☒ Speculation

Risk Tolerance: ☐ Low Risk ☐ Moderate Risk ☒ High Risk

Are you associated with a FINRA Member Firm? ☐ Yes ☐ No

Your initials (purchaser and co-purchaser, if applicable) are required for each item below:

____ ____ I/We understand that this investment is not guaranteed.

____ ____ I/We are aware that this investment is not liquid.

____ ____ I/We are sophisticated in financial and business affairs and are able to evaluate the risks and merits of an investment in this offering.

____ ____ I/We confirm that this investment is considered "high risk." (This type of investment is considered high risk due to the inherent risks including lack of liquidity and lack of diversification. Success or failure of private placements such as this is dependent on the issuer of these securities and is outside the control of the investors. While potential loss is limited to the amount invested, such loss is possible.)

The Subscriber hereby represents and warrants that all of its answers to this Investor Questionnaire are true as of the date of its execution of the Subscription Agreement pursuant to which it purchased Shares of the Issuer.

____

Name of Purchaser [please print]

____

Name of Co-Purchaser [please print]

____

Signature of Purchaser (Entities please provide signature of Purchaser's duly authorized signatory.)

____

Signature of Co-Purchaser

____

Name of Signatory (Entities only)

____

Title of Signatory (Entities only)